NO ACT

PE
3-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

[redacted]

12025679

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 14 2012

Washington, DC 20549

March 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-14-12

Martin P. Dunn
O'Melveny & Myers LLP
mdunn@omm.com

Re: JPMorgan Chase & Co.

Dear Mr. Dunn:

This is in regard to your letter dated March 13, 2012 concerning the shareholder proposal submitted by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System for inclusion in JPMorgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that JPMorgan Chase therefore withdraws its January 10, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001

TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

March 13, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Comptroller of the City of New York
Regarding the "Compensation Clawback Policy" for Senior Executives
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co. (the ***"Company"***), which hereby withdraws its request, dated January 10, 2012, for no-action relief regarding its intention to omit the shareholder proposal and supporting statement submitted by the Comptroller of the City of New York, as custodian and trustee for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders. The Proponent has withdrawn the proposal in a letter dated March 12, 2012, attached hereto as Exhibit A.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 202-383-5418.

Sincerely,

Martin P. Dunn

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Michael Garland
Executive Director of Corporate Governance
City of New York Office of the Comptroller

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

March 12, 2012

Mr. Anthony J. Horan
Secretary
JP Morgan Chase & Company
270 Park Avenue, 38th Floor
New York, NY 10017

Dear Mr. Horan: Tony:

I received your email this morning summarizing the steps JPMorgan Chase has agreed to take in response to our shareholder proposal regarding clawbacks.

We are pleased that JPMorgan will provide shareholders with added disclosure to clarify that its clawback provisions would generally apply to acts or omissions and that they could apply to persons in a supervisory role. We also appreciate your clarification regarding the use of the term "material" in various clawback provisions, other than those in connection with a financial restatement, which makes it clear that the term is not limited to an impact on the firm as a whole but also on a business or sub-business.

Finally, we are encouraged that JP Morgan expects forthcoming regulations to implement the Basel Committee's "Pillar 3 disclosure requirements for remuneration," which include provisions requiring aggregate, quantitative disclosure of compensation reductions under such policies.

On behalf of the New York City Comptroller and the Systems, I withdraw the Systems' proposal requesting that the compensation committee of the board of directors strengthen the company's compensation clawback policy.

We appreciate our informative and productive discussions of these issues and welcome the company's positive response.

Sincerely,

Michael Garland

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

February 28, 2012

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: JP Morgan Chase & Co.;
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in brief reply to the February 27, 2012 letter (the "Company Reply Letter") submitted by JP Morgan Chase & Co. (the "Company"), in further support of its no-action request with respect to the Funds' shareholder proposal (the "Proposal").

The Company Reply Letter adds little to the Company's initial letter. On the first asserted ground for exclusion, the Company Reply Letter still cannot point to any instance under Rule 14a-8(c), where the Staff of the Division of Corporation Finance has advised that a request for a report or disclosure on the same topic as the rest of the proposal is to be treated as a separate proposal. Rather, the request here, in a Proposal on the terms of clawbacks of executive compensation, for reporting on any clawback decisions, does indeed reflect a "single, well-defined unifying concept," consistent with the similar outcome in *Yahoo! Inc.* (April 5, 2011).

On its second asserted ground, Rule 14a-8(i)(7), the Company Reply Letter concedes that Form 8-K is a proper and permissible Form upon which to report about decisions on clawbacks of executive compensations. Company Reply Letter at p. 5. As such, requesting that the Company use that proper Form to make any such reports cannot count as an impermissible intrusion upon the Company's ordinary business matters. Nor can it be "micromanagement" for the Proposal simply to indicate the correct wording for a change in the executive compensation policy.

On its third asserted ground, Rule 14a-8(i)(3), the Company narrows its argument to the claim that the Proposal does not adequately state which compensation clawback policy should be amended. Company Reply Letter at pp. 6-7. However, both from the context of the Proposal and from the Supporting Statement, it is clear that the reference to clawback provisions relates to awards under the Company's long-term incentive plans. While the Company's plans do have clawback provisions that apply to both short-term and long-term plans, the clawback provisions that apply to the short-term plans only provide for clawbacks for financial restatements, which is not the subject of the Proposal. The clawback provisions referenced in the Proposal regarding financial and reputational harm only appear in the long-term plans. As such, the Company should have no difficulty identifying the relevant clawback provisions in their long-term incentive plans that would need to be changed. As indicated by the denials of no-action advice cited in the Funds' initial letter, *Bank of America Corp.* (Mar. 8, 2011) and *The Goldman Sachs Group, Inc* (Mar. 2, 2011), the Staff implicitly recognizes that it is sufficient that executive compensation proposals provide companies and their shareholders with a clear general description of the nature of the requested changes to the often complex and multi-part compensation plans, as the Proposal here does.

For the reasons set forth above, the Funds again respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Martin Dunn, Esq.
O'Melveny & Myers

O

O'MELVENY & MYERS LLP

BEIJING
BRUSSELS
CENTURY CITY
HONG KONG
LONDON
LOS ANGELES
NEWPORT BEACH

1625 Eye Street, NW
Washington, D.C. 20006-4001
TELEPHONE (202) 383-5300
FACSIMILE (202) 383-5414
www.omm.com

NEW YORK
SAN FRANCISCO
SHANGHAI
SILICON VALLEY
SINGAPORE
TOKYO

1934 Act/Rule 14a-8

February 27, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Comptroller of the City of New York
Regarding the "Compensation Clawback Policy" for Senior Executives
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

This letter concerns the request dated January 10, 2012 (the ***"Initial Request Letter"***) that we submitted on behalf of JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), seeking confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company omits the shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Comptroller of the City of New York, as custodian and trustee for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (collectively, the ***"Proponent"***) from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***). A representative of the Proponent submitted a letter to the Staff dated February 10, 2012 (the ***"Proponent Letter"***), asserting the view that the Proposal and Supporting Statement are required to be included in the 2011 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to some of the arguments made in the Proponent Letter, which is attached hereto as Exhibit A. The Initial Request Letter is not attached hereto, but is available publicly on the

Commission's website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2012/nyccomptrollerjp011012-14a8-incoming.pdf. The Company renews its request for confirmation that the Staff will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

I. BACKGROUND

On December 2, 2011, the Company received the Proposal, which urges the Company's Compensation Committee to "strengthen" the Company's "clawback policy" in the exact manner described in the Proposal. In the Initial Request Letter, the Company requested no-action relief in reliance on Rule 14a-8(c) and Rule 14a-8(f), as the Proposal contains two distinct proposals, in reliance on Rule 14a-8(i)(7), as the Proposal seeks to "micro-manage" the Company's business operations, and in reliance on Rule 14a-8(i)(3), as the Proposal is materially false and misleading in violation of Rule 14a-9.

The Proponent Letter expresses the view that the Proposal is a single proposal with several components. The Proponent Letter also contends that the Proposal relates to executive compensation and, therefore, transcends ordinary business matters. Finally, the Proponent Letter asserts that "the simple changes" set forth in the Proponent's "short, clear Proposal" do not render the Proposal vague or indefinite.

II. EXCLUSION OF THE PROPOSAL

As noted in the Initial Request Letter, over the past several years the Company has implemented and revised its compensation recoupment (or "clawback") policies and practices to permit the recovery of incentive compensation awards in appropriate circumstances. The Company does not have a single, comprehensive "compensation clawback policy" limited to senior executives; however, it does have multiple policies and practices that it considers to meet the general definitions of "clawback" or recoupment policies.[1]

A. The Proposal May Be Excluded in Reliance on Rules 14a-8(c) and (f) because it Violates the "One-Proposal" Limitation

The Proponent Letter asserts that "a request for future reporting by a company about the other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c)." Proponent Letter at 3. In support of this view, the Proponent Letter cites to several no-action letters in which the Staff denied no-action relief under Rule 14a-8(c). However, we note that the Staff considers only the bases for exclusion asserted by companies in their no-action requests when evaluating the application of Rule 14a-8 to proposals. For example, in *AT&T Wireless* (February 11, 2004), the company argued that the proposal related to (i) senior

---

[1] Section II of the Initial Request Letter describes these various policies and practices. The terms of the provisions that implement these policies and practices were provided in Exhibits B and C to that letter.

executive compensation and (ii) senior executive severance and termination agreements -- that is, the company did not argue that the proposal's request for a report on senior executive compensation matters was separate and distinct from the other features of the proposal, so this issue was not addressed by the Staff in its response. In *Centerior Energy Corp.* (February 23, 1990), the Staff concurred that a proposal seeking directors to manage the company "solely and exclusively in the interests of the common stockholders" and report to shareholders on "all proposed major actions and, if the interests of or benefit to any person or group other than the shareholders were considered in proposing such actions or choosing among alternative possible actions." In that letter, the Staff denied the request to exclude the proposal as containing more than one proposal because the proposal dealt with one substantive matter (i.e., the decision-making criteria of directors). However, this Proposal relates to two substantive matters -- the substantive provisions of the Company's "compensation clawback policy" and the establishment of a specific means (the filing of a Form 8-K) by which the board would be required to disclose its decisions.

As described in the Initial Request Letter, the Proponent has attempted to cast the Proposal with a unifying concept by indicating in the Supporting Statement that the Company's current clawback provisions have three deficiencies -- two relating to substantive provisions of the Company's policies and a third relating to shareholders' ability to "monitor enforcement" of board determinations. However, we believe that the Proposal's request for both substantive revisions to the Company's policies and the request that the outcome of any board deliberations on these policies be reported on a voluntary Form 8-K are separate and distinct actions, not two elements of a single proposal.

Contrary to the views asserted in the Proponent Letter, the Proposal does not merely seek a report on the "compensation clawback policy" that it seeks to substantively change. Instead the Proposal makes a separate and distinct request that the Company voluntarily disclose on Form 8-K each decision relating to the recoupment of incentive compensation from senior executives. As discussed in detail in the Initial Request Letter, the Staff concurred with the view that the proposal in *Exxon Mobil Corporation* (March 19, 2002) could be omitted in reliance on Rule 14a-8(c), as relating to the submission of more than one proposal. Although the focus of the proposal appeared to be related to the same topic (*i.e.*, diversification of the board of directors), the actual language of the proposal addressed two distinct concepts -- the number of board nominees and director qualifications. In a similar manner, despite the assertions in the Proponent Letter to the contrary, the Proposal addresses two distinct concepts -- substantive modifications to the Company's "compensation clawback policy" and reporting on Form 8-K of board decisions regarding the recoupment of executive compensation.

The Proposal lacks a single, unifying concept and, instead, includes requests relating to two distinct matters -- (i) substantive modifications to the Company's "compensation clawback policy" and (ii) the required filing of a Form 8-K to report board decisions regarding the recoupment of executive compensation. Further, as described in the Initial Request Letter, the Proponent failed to revise the Proposal to comply with the one-proposal limitation in Rule 14a-8(c) within 14 days of notification of that deficiency. Accordingly, the Company continues to believe that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on paragraphs (c) and (f) of Rule 14a-8.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) because it Seeks to Micro-Manage the Company

The Proponent Letter asserts that a proposal that seeks to micro-manage the business operations of a company may not be excluded in reliance on Rule 14a-8(i)(7) if the proposal relates to a significant policy issue. However, clear guidance from the Commission rejects this view.

As noted in the Initial Request Letter, the Commission, in *Exchange Act Release* No. 40018 (May 21, 1998) (the ***"1998 Release"***), stated that the underlying policy of the "ordinary business" exception rests on two central considerations -- (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, only with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business operations and raise policy issues so significant that it would be appropriate for a shareholder vote." This same "significant social policy" exception does not apply in the micro-management context. See *Marriott International, Inc.* (March 17, 2010) (discussed below).

1. The Proposal Seeks to Micro-Manage the Company to such a Degree That it May Be Excluded Under Rule 14a-8(i)(7)

While the Proponent Letter characterizes the Proposal as "containing three simple elements," the reality is that the Proposal contains the very type of intricate detail and methods for implementation that the 1998 Release describes as factors that point to a proposal micro-managing a company. Instead of requesting that the board adopt a clawback policy relating to senior executive officers with suggested characteristics (as the Proponent Letter attempts to suggest in the first full paragraph on page 6), the Proposal seeks to step into the board's shoes and actually rewrite the Company's existing policies. As discussed at length in the Initial Request Letter, the Proposal leaves no discretion to the board or the Company on how to implement the suggested changes to its existing "compensation clawback policy" and goes so far as to dictate the exact wording of such "compensation clawback policy" and the exact manner (via Form 8-K) by which the board should disclose its decisions under this re-written standard to shareholders.

In addition, contrary to assertions in the Proponent Letter that the Staff precedent cited in the Initial Request Letter are "inapposite to an executive compensation proposal," those letters are directly on point and support the Company's view that the Proposal (regardless of its subject matter) seeks to micro-manage its business operations. The Staff specifically noted in its response in *Marriott International, Inc.* (March 17, 2010) that "although the proposal raises concerns with global warming [a significant policy issue], the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." The same is true of the Staff's response in *E. I. du Pont de Nemours & Co.* (March 8, 1991), where the no-action letter concurred with the company's view that the proposal could be excluded as relating to ordinary business because "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations" despite the proposal's focus on greenhouse gas emissions (a significant policy issue). *See also*, *Duke Energy Corporation* (February 16, 2001), *Ford Motor Company* (March 2, 2004), and *General Motors Corporation* (March 5, 2004) (reconsideration granted April 7, 2004).

Finally, the Proponent Letter states that the third part of the Proposal (regarding the reporting of clawback decisions on Form 8-K) is appropriate because "Form 8-K is the appropriate Form for reporting a wide range of executive compensation changes and decisions." Proponent Letter at 6. However, the Initial Request Letter did not assert that disclosure of decisions regarding the Company's compensation recoupment policies could not be reported on such Form. Instead, the Initial Request Letter focused on that fact that the Proposal impermissibly sought to micro-manage the Company by dictating the exact manner of such disclosure -- through the filing of a Form 8-K. Specifically, the Proposal leaves no discretion to the board to determine if an alternative disclosure method (*e.g.*, in a report, through website disclosure, etc.) would be most appropriate. Since a number of considerations must be taken into account when determining if voluntary disclosure through the filing of a Form 8-K or otherwise is appropriate, the decision to file such a Form 8-K is a task so fundamental to management's ability to run a company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight. As noted in the Initial Request Letter, by dictating the exact manner in which this element of the Proposal is to be implemented, rather than leaving discretion to the board and/or management to determine the most appropriate manner for the dissemination of such information, the Proposal seeks to micro-manage the Company and to delve into matters of ordinary business operations (*e.g.*, decisions on when to file a voluntary Form 8-K).

Because the Proposal dictates the actions to be taken and the manner of implementation of such actions, the Proposal seeks to impermissibly micro-manage the Company. Even assuming, *in arguendo*, that clawback policies relating to senior executive compensation are a significant policy matter as asserted in the Proponent Letter, this does not preclude exclusion under Rule 14a-8(i)(7) when the proposal micro-manages a company. In this regard, the proposals in *Marriott*, *Du Pont* and *Duke Energy* focused on a significant policy issue, but all three proposals were excluded for micro-managing the respective company. For this reason and those set forth in the Initial Request Letter, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

2. ***The Proposal May be Excluded in Reliance on Rule 14a-8(i)(7) because Part of the Proposal Relates to Ordinary Business Operations***

Although not addressed in the Proponent Letter, the Company continues to believe that the Proposal dictates whether the Company will publicly disclose each decision made pursuant to the Company's clawback policies and specifies the manner in which the Company will make that public disclosure (through the filing of a Form 8-K) -- each of which is a day-to-day determination that will depend on particular facts and circumstances and is appropriately left to Company management. As such, this portion of the Proposal relates to ordinary business matters (*i.e.*, the determination of whether to make public any information that the Company is not obligated to make public by Commission or other requirements and the means by which to make that information public) and, therefore, the entire Proposal may be excluded as relating to ordinary business matters. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. ***The Proposal May Be Excluded in Reliance on Rule 14a 8(i)(3), as it is Materially False and Misleading***

The Proponent Letter asserts that the Company's argument for exclusion of the Proposal under Rule 14a-8(i)(3) "rests upon the mistaken notion that the brief Proposal is vague and indefinite because it does not reference and describe every affected clause in the Company's multiple, detailed executive compensation documents." Proponent Letter at 7. The Proponent Letter goes on to assert that "the Proposal clearly indicates where the word 'material' should be deleted from the executive compensation policies, and also clearly outlines the type of provision to be added as to supervisors' responsibility for subordinates' misdeeds." Id. However, these statements are wholly inconsistent with the language of the Proposal and Supporting Statement.

Contrary to the statements in the Proponent Letter, the Initial Request Letter did not assert that the "each subpart [of the Proposal] must describe in detail which clauses in which compensation plan documents must be amended, and how." Proponent Letter at 7. The argument asserted in the Initial Request Letter, instead, is that shareholders voting on the Proposal should know which "compensation clawback policy" would be revised if the Proposal were implemented if they are to understand the actions sought by the Proposal. In this regard, the Proposal does not distinguish between the "bonus recoupment policy" and the recoupment provisions set forth in the form of awards -- each of which are considered "clawback" policies, but are separate and distinct from one another. As the Proposal neither identifies the "compensation clawback policy" that it seeks to revise (or a materially complete description thereof) nor cites shareholders to the location where such "compensation clawback policy" is memorialized, shareholders and the Company have no way of knowing which "compensation clawback policy" the Proposal seeks to revise.

As described in the Initial Request Letter, the failure to adequately identify the "compensation clawback policy" (or to describe the effect of the Proposal on that "policy") renders this Proposal so vague and indefinite that neither shareholders nor the Company will be able to determine with any reasonable certainty what actions or measures the Proposal requires. Therefore, the Proposal is materially false and misleading, as any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Michael Garland
Executive Director of Corporate Governance
City of New York Office of the Comptroller

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel

February 10, 2012

BY EMAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: JP Morgan Chase & Co.:
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds") in response to the January 10, 2012 letter (the "Company Letter") submitted to the Securities and Exchange Commission by the firm of O'Melveny & Myers, outside counsel for JP Morgan Chase & Co. ("JP Morgan" or the "Company"), which seeks assurance that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes from its proxy statement for the 2012 annual meeting the Funds' shareholder proposal (the "Proposal").

I have reviewed the Proposal, as well as the Company's Letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2012 Proxy Materials. The Proposal, which calls for two changes to improve the clawback provisions of the Company's executive compensation policies and for disclosure on Form 8-K of any clawback decisions, is one proposal, does not relate to "ordinary business," and is not vague and indefinite. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal seeks to strengthen the clawback aspects of the Company's current executive compensation program, by deleting the word "material", making the supervisors of wrongdoers responsible, too, and asking for disclosure on Form 8-K of any clawback decisions.

The "Resolved" clause of the Proposal reads, in full:

> RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan") urge the Compensation Committee (the "Committee") of the board of directors to strengthen JPMorgan's compensation clawback policy, as applied to senior executives, by:
>
> - Deleting the word "material" from the requirements that, for recovery of compensation, there be "material financial or reputational harm" to JPMorgan or its business activities or a failure to properly identify, raise or assess "risks material" to JPMorgan;
> - Providing that failure to appropriately manage or monitor an employee who failed to properly identify, raise or assess risks to JPMorgan or engaged in conduct that causes financial or reputational harm to JPMorgan (in either case as determined by the Committee), or who engaged in conduct constituting cause for termination, will support recovery of compensation; and
> - Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise JPMorgan's right to recover any particular award of compensation.
>
> These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.
>
> "Recovery" of compensation includes cancellation, forfeiture and recapture.

II. Discussion

The Company has challenged the Proposal on the following grounds: Rule 14a-8(c) (more than one proposal); 14a-8(i)(7) (ordinary business); and 14a-8(i)(3) (vague and indefinite). For the reasons set forth below, the Funds submit that the Company has failed to meet its burden of proving its entitlement to "no-action" relief.

A. <u>The Funds Have Submitted Only One Proposal</u>

The Company Letter asserts incorrectly that the Proposal does not comply with the "one proposal" limitation embodied in SEC Rule 14a-8(c), purportedly because its request for reporting on executive compensation clawback decisions, if any, is a proposal separate from the Proposal's request for two substantive changes to the Company's existing clawback policy.

The Staff's prior no-action advice indicates that a request for future reporting by a company about the other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c). That is wholly consistent with the Commission's longstanding position that a single proposal made up of several components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." SEC Release No. 34-12999 (November 22, 1976).

Most recently, in *Yahoo! Inc.* (April 5, 2011), the Staff denied no-action relief under Rule 14a-8(c) as to a proposal that, in addition to seeking substantive changes to the company's business practices, by preventing it from providing certain information technology, services or data to China and certain other countries, also asked the company to "review, report to shareholders and improve all policies and actions" affecting human rights in countries with which the company did business. By the same logic implicit in the Staff's *Yahoo!* advice, the narrow reporting that the Proposal requests, about the outcomes from changed policies, is not a separate proposal, but rather is "closely related and essential to a single well-defined unifying concept." If anything, the reporting requested in *Yahoo!* was broader than the reporting that the Funds seek, where absent future culpable conduct, JP Morgan may not ever have to report about clawback outcomes. Accordingly, there can be no basis for omitting the Funds' Proposal under Rule 14a-8(c).

The Staff has denied no-action relief under Rule 14a-8(c) in other instances where a proposal requested a report in addition to other actions. In *AT&T Wireless* (Feb. 11, 2004), no-action relief was denied where the proposal called for several changes to executive compensation, and also a report, as follows: "Disclosure -- Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail." Similarly, in *Centerior Energy Corp.* (Feb. 23, 1990), the proposal asked both that the company be managed exclusively in the interest of common shareholders and that "A report shall be published and distributed, at least quarterly, setting forth the anticipated impact upon such stockholders of any and all proposed major actions" and any other interests the Board considered.

More broadly, Staff letters denying no-action relief under Rule 14a-8(c) as to executive compensation proposals reflect an implicit recognition that such proposals will commonly, and properly, have multiple subparts, with sometimes as many as seven separately enumerated actions to be taken. *E.g., JP Morgan Chase & Co. (Mar. 18, 2009)* (executive compensation proposal with seven subparts); *Bank of America* (Feb. 24, 2009) (similar); *Regions Financial* (Feb. 5, 2009) (similar); *AT&T Wireless, supra* (multiple subparts plus a request for a report).

Notably, the Company has not cited any instance in which the Staff has issued no-action advice under Rule 14a-8(c) where the purported second proposal was a request for a report or disclosure on the subject matter referenced in the rest of the proposal.[1] The no-action letters cited by the Company mostly just stand for the unexceptional rule that inadequately related proposals may be omitted under Rule 14a-8(c). The Company does cite to *Parker-Hannafin Corp.* (Sept. 4, 2009), where the Staff advised that the third part of that proposal, an open forum between directors and shareholders on executive compensation, "involves a separate and distinct matter from the shareholder votes [on executive compensation] requested by the first and second parts of the proposed program." The text of the *Parker-Hannafin* proposal shows, however, that the proposed interactive forum went well beyond the reports that the Staff have found to be part of one proposal:

> A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

Here, as the Funds' Proposal only calls for standard public disclosure by the Company, and not a live, interactive exchange with shareholders, the Proposal's reporting element does not constitute a separate proposal.

As the Funds' Proposal is one single proposal, the Staff should reject the Company's request for relief under Rule 14a-8(c).

<u>B. This Executive Compensation Proposal Does Not Relate to "Ordinary Business"</u>

The Staff has long advised – although the Company does not mention – that executive compensation is a public policy issue that will typically fall outside of "ordinary business" under Rule 14a-8(i)(7). In the July 12, 2002 *Staff Legal Bulletin* 14A, the Staff of the Division of Corporation Finance advised that because "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest, the Staff would not issue no-action letters for the exclusion of shareholder proposals relating to shareholder approval of equity compensation:

[1] Our research found *VF Corp.* (Dec. 13, 1990), where no-action relief was granted under the single proposal standard, and the third prong of the proposal did call for reporting. There, however, the other two prongs called for the very disparate actions of (1) encouraging minority and disadvantaged students to attend college; and (2) purchasing goods and services from minority and women vendors. The lack of a unifying theme between those latter two subparts suffices to explain the outcome, without reference to the additional request for reporting.

> We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.

Id., SLB 14A. Accordingly, the Staff advised as to shareholder approval of executive compensation plans in particular:

> Going forward, we will take the following approach to rule 14a-8(i)(7) submissions concerning proposals that relate to shareholder approval of equity compensation plans:
>
> > *Proposals that focus on equity compensation plans that may be used to compensate only senior executive officers and directors.* As has been our position since 1992, companies may not rely on rule 14a-8(i)(7) to omit these proposals from their proxy materials.

Id. On that rationale, the Staff has repeatedly and routinely denied no-action relief under Rule 14a-8(i)(7) with respect to shareholder proposals on executive compensation, including, as in the Proposal here, a compensation clawback as applied to senior executives. If anything, the basis for such a policy has become even stronger with the new requirement in Section 954 of Dodd-Frank Act for companies to provide for mandatory clawbacks of executive compensation.

Recent examples of the Staff's consistent policy under Rule 14a-8(i)(7) on executive compensation proposals include: *Bank of America* (Mar. 4, 2011) (proposal asked that executives not be compensated for drops in their homes' values: Staff noted "the proposal focuses on the significant policy issue of senior executive compensation and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"); *Goldman Sachs* (Mar. 2, 2011) ("proposal focuses on the significant policy issue of senior executive compensation."), *Cascade Financial Corp.* (Feb. 22, 2010) (same); *The Allstate Corp.* (Feb. 5, 2010) (same). Indeed, even in recently issuing no-action advice under (i)(7) with respect to a proposal as to compensation for all employees, the Staff referenced the different treatment of executive compensation proposals: "We note that the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors." *Bank of America* (Jan. 31, 2012).

The Company cannot evade that consistent Staff position by its claim that this executive compensation Proposal nonetheless impermissibly intrudes upon "ordinary business operations" or "micromanages" by containing three simple elements:

1. Deleting the word "material" from the existing policy;

2. Making managers responsible for failure to supervise subordinates; and

3. Asking that the Company report its clawback decisions on a Form 8-K.

The first two changes are of a type that is not just permissible, but necessary, in any executive compensation proposal: some part of the proposal must describe how to change the executive compensation policy. Every executive compensation proposal as to which the Staff has declined to issue no-action advice, such as those cited above, has involved some explicit directions to a company about how to modify its executive compensation policies. The NYC Funds' doing so here is fully proper, and provides no basis for issuing no-action advice. The Company's argument is also undercut by the fact that while the Company argues in the 14a-8(i)(7) section of its Letter that the Proposal is too specific and precise in its demands, the Company then argues in the 14a-8(i)(7) section of its Letter that the same Proposal is vague and indefinite.

The third aspect of the Proposal simply asks for public disclosure of clawback decisions on the same Form 8-K that is the appropriate Form for reporting a wide range of executive compensation changes and decisions, including clawbacks. *See, e.g., Form 8-K*, Item 5.02(e), at http://www.sec.gov/about/forms/form8-k.pdf ; *Exchange Act 8-K: Questions and Answers of General Applicability*, Section 117, Item 5.02, Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers, Questions 117.07-117.14, at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm While, per *Exchange Act 8-K: Questions and Answers*, not all executive compensation events need be disclosed on a Form 8-K, it is fully consistent with the letter and spirit of the Commission's broadened requirements for companies' filing of Forms 8-K, for the Company to report on that Form a decision as to the exercise of a statutorily-mandated clawback provision. The Company has not asserted that making the disclosures that the Proposal requests is contrary to any way to the letter or spirit of the requirements of Form 8-K. Although the Company has quibbles about the exact disclosure requirements in a Form 8-K, Company Letter at p. 13, the request to use that wholly appropriate Form does not impermissibly overstep on ordinary business operations, or constitute micromanagement.

The no-action letters under Rule 14a-8(i)(7) cited by the Company, which primarily relate to environmental or labor relations proposals as to how companies should conduct daily business operations, are wholly inapposite to an executive compensation proposal. *See* letters cited in Company Letter at pp. 9-13, *passim*. As noted above, the Staff has recognized that executive compensation proposals typically do not impermissibly relate to ordinary business, notwithstanding such proposals give companies and their Boards directions about transactions with senior executives. The one letter cited by the Company on this issue that did relate in any way to executive compensation, *General Electric Co.* (Feb. 10, 2000), involved a proposal where the ordinary business element was apparently not the executive compensation, but rather an accounting issue. In the words of that company, "The Proposal expressly relates to the accounting principle used by GE for reporting the financial effect of the Company's principal pension plans on operations." *Id.* That is wholly unlike the Proposal here.

In sum, the Company has failed to show that this executive compensation proposal falls outside those proposals that the Staff has advised may not be omitted under Rule 14a-8(i)(7). The Company's request to omit the Proposal on that ground should be denied.

C. The Proposal is Clear, and is Not Vague or Indefinite

The Company's argument for excluding the Proposal under Rule 14a-8(i)(3) rests upon the mistaken notion that the brief Proposal is vague and indefinite because it does not reference and describe every affected clause in the Company's multiple, detailed executive compensation documents. Here, the Proposal clearly indicates where the word "material" should be deleted from the executive compensation policies, and also clearly outlines the type of provision to be added as to supervisors' responsibility for subordinates' misdeeds.

The Staff's no-action decisions have consistently recognized that even complex executive compensation proposals are not impermissibly vague under 14a-8(i)(3) if they include just a short, clear general description how each of several subparts is intended to affect a company's overall executive compensation program. The Staff has not accepted company arguments that each subpart must describe in detail which clauses in which compensation plan documents must be amended, and how, to achieve the broad changes described in the proposal. Rather, the no-action decisions appear to reflect the very practical view that if an executive compensation proposal briefly but clearly outlines some broad changes, and the shareholders approve it, company management would be able to parse its own benefit plans and make the specific changes needed to implement the shareholders' mandate.

Thus in two 2011 letters as to executive compensation proposals, the Staff rejected arguments similar to the Company's under Rule 14a-8(i)(3). In *Bank of America Corp.* (Mar. 8, 2011) the proposal called for the Board to amend the clawback policy to provide for recoupment of compensation paid based on performance metrics that were "determined by the board to have been materially unsustainable" or that "have been the subject of a financial restatement." The company (which had been denied no-action relief in 2010 on a similar rationale), argued that the proposal failed under (i)(3) for being vague about its "prospective or retrospective" nature and also "leaves key terms and phrases undefined and is to multiple interpretations." The company opined that 'The Proposal merely provides open ended language and not specific instruction" and "shift[s] the details of the proposed policy to the Board of Directors." The Staff, in rejecting that argument, stated "We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Here, too, the JP Morgan Board can readily make all of the changes to its own policies needed to implement the Proposal.

Similarly, in *The Goldman Sachs Group, Inc* (Mar. 2, 2011), the Staff rejected a challenge to an executive compensation proposal that asked the Board to report on: whether executive compensation was "excessive": and should be modified: how layoffs and the "pay of the lowest paid workers impact senior executive pay": and how "fluctuations in revenues impact... a) the Company's compensation pool...b) [executive] compensation... and c) the Company's shareholders." The Company argued that terms in the proposal were inadequately defined, that parts were "subject to many possible interpretations," and that "the Compensation Committee, in preparing the requested report, would have no way of knowing how to implement the Proposal if adopted by shareholders." The Staff rejected that argument, using the same language as in the *Bank of America* letter, above.

The Proposal's addition of two simple, non-conflicting criteria for imposition of an executive compensation clawback are at least as clear and consistent as the multiple criteria of the above executive compensation proposals as to which the Staff declined to issue no-action relief under Rule 14a-8(i)(3). The Proposal, therefore, stands in marked contrast to the few instances where the Staff has found an executive compensation proposal to be overly ambiguous or contradictory. *Cf. Verizon Communications, Inc.* (Jan. 27, 2012) (granting no-action relief where proposal failed to state basic detail as to what would trigger two-part clawback mechanism).

The proposals in the no-action letters under Rule 14a-8(i)(3) cited by the Company are also not comparable to the Funds' Proposal. In the no-action letters the Company cites, Company Letter at pp. 14-15, the expressed concern under Rule 14a-8(i)(3) was not that a company purportedly could not parse its own internal policies, which it had drafted and with which it was intimately familiar, but rather that the proposals called for the companies and their shareholders to look to the content of external, third-party documents to understand or implement the proposal. *Cf. Boeing Corp.* (Feb. 9, 2004) and several others cited (CII independence standard); *JP Morgan Chase & Co.* (Mar. 5, 2010) (IRS Code Section 162(e)(1)(B)); *AT&T Corp.* (Feb. 16, 2010) (26 CFR § 56.4911-2). Here, in contrast, the Company need only look to its own policies, which are summarized for shareholders in the Company's own public filings. The Company and its counsel will be well able to make the two requested changes.

In sum, the simple changes requested in the Funds' short, clear Proposal do not render that Proposal vague or indefinite. The Company's request to be permitted to omit the Proposal under Rule 14a-8(i)(3) should, therefore, be denied.

III. Conclusion

For the reasons set forth above, the Funds respectfully request that the Company's request for "no-action" relief be denied.

Thank you for your consideration.

Sincerely,

Richard S. Simon

Cc: Martin Dunn. Esq.
O'Melveny & Myers

O

O'MELVENY & MYERS LLP

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1934 Act/Rule 14a-8

January 10, 2012

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Comptroller of the City of New York
Regarding the "Compensation Clawback Policy" for Senior Executives
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the Comptroller of the City of New York, as custodian and trustee for the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (collectively, the ***"Proponent"***), from the Company's proxy materials for its 2012 Annual Meeting of Shareholders (the ***"2012 Proxy Materials"***).

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent's representative, Michael Garland, Executive Director for Corporate Governance, City of New York Office of the Comptroller.

A copy of the Proposal and Supporting Statement, the cover letters submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.[1]

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, at mdunn@omm.com, and to Michael Garland, representative of the Proponent, at mgarlan@comptroller.nyc.gov.

I. SUMMARY OF THE PROPOSAL

On December 2, 2011, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2012 Proxy Materials. The Proposal reads as follows:

> "RESOLVED, that shareholders of JPMorgan Chase & Co. ('JPMorgan') urge the Compensation Committee (the 'Committee') of the board of directors to strengthen JPMorgan's compensation clawback policy, as applied to senior executives, by:
>
> - Deleting the word 'material' from the requirements that, for recovery of compensation, there be 'material financial or reputational harm' to JPMorgan or its business activities or a failure to properly identify, raise or assess 'risks material' to JPMorgan;
>
> - Providing that failure to appropriately manage or monitor an employee who failed to properly identify, raise or assess risks to JPMorgan or engaged in conduct that causes financial or reputational harm to JPMorgan (in either case as determined by the Committee), or who engaged in conduct constituting cause for termination, will support recovery of compensation; and
>
> - Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise JPMorgan's right to recover any particular award of compensation.
>
> These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

---

1 We note that copies of both Rule 14a-8 and Staff Legal Bulletin No. 14F were included with the notice of deficiency required by Rules 14a-8(b) and (f) from the Company. Because no procedural basis for exclusion under Rule 14a-8(b) is asserted in this request, such copies are not included in Exhibit A.

'Recovery' of compensation includes cancellation, forfeiture and recapture."

II. BACKGROUND

Over the past several years, the Company has taken certain actions and implemented various features to its compensation programs to help mitigate risk and further sensible and sound practices. In this regard, the Company has implemented and revised its compensation recoupment (or "clawback") policies to permit the recovery of incentive compensation awards in appropriate circumstances. The Company has a long-standing recoupment policy, which enables the Company to recover cash and equity incentives in the event of a material restatement of its financial results, that is memorialized in the Corporate Governance Principles of the Board (attached hereto as Exhibit B). In 2009, the Company implemented terms and conditions for all awards to employees that enable the Company to recover incentive awards in the event that they were based on materially inaccurate performance metrics or on misrepresentations by employees. Also in 2009, the Company introduced terms and conditions in its awards for the Company's most senior officers (*i.e.*, those that are members of the Operating Committee) that enable the chief executive officer, with ratification by the Compensation Committee, to determine that awards may be reduced, forfeited or delayed if the executive's priorities or those of the Company are not achieved at a level deemed appropriate.

In 2010, the Company implemented enhancements to the provisions of its equity awards to enable recovery (i) for conduct detrimental to the Company, insofar as it causes material financial or reputational harm to the Company or its business activities, and (ii) for members of the Operating Committee, the line-of-business Management Committees and certain other employees, failure to properly identify, raise or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Company or its business activities. The terms of these awards also provide for recoupment in the event of termination for cause. All of these provisions are memorialized in the individual award grants, the forms of which are filed as the Long-Term Incentive Plan Terms and Conditions of February 3, 2010 for Stock Appreciation Rights and Restricted Stock Unit Awards for the Operating Committee. *See* Exhibits 10.23 and 10.24 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, attached hereto as Exhibit C.

As described on page 21 of the Company's proxy materials for the 2011 Annual Meeting of Shareholders (the ***"2011 Proxy Materials"***), the Company has multiple policies that permit the recoupment of incentive compensation awards, including the 2010 revisions to the terms of the equity awards made pursuant to the Long-Term Incentive Plans described above. It does not, however, have a single "compensation clawback policy" limited to senior executives.

III. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2012 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rules 14a-8(c) and (f), as the Proposal contains two distinct proposals relating to (i) the specific terms of the Company's "compensation clawback policy"; and (ii) public disclosure by the Company of decisions made concerning the implementation of its "compensation clawback policy";

- Rule 14a-8(i)(7), as the Proposal seeks to "micro-manage" the Company's business operations; and

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading in violation of Rule 14a-9.

B. The Proposal May Be Excluded in Reliance on Rules 14a-8(c) and (f) because it Violates the "One-Proposal" Limitation

Rule 14a-8(c) states that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of that notice.

The Company received the Proposal on December 2, 2011. *See* Exhibit A. On December 15, 2011, the Company notified the Proponent of the Proposal's failure to comply with the one-proposal limitation of Rule 14a-8(c). A copy of that notice, as well as proof of the delivery of such notice, is attached as Exhibit D. The Company's notice included:

- A description of the one-proposal limitation of Rule 14a-8(c) -- *i.e.*, "Rule 14a-8(c) precludes any one shareholder from submitting more than one proposal to a company for a particular shareholders' meeting";

- A statement expressing the Company's view that the Proposal included two distinct proposals -- *i.e.*, "the Comptroller's submission appears to include two distinct proposals relating to (i) the specific terms of JPMC's compensation clawback policy; and (ii) public disclosure by JPMC of decisions made concerning the implementation of its compensation clawback policy";

- An explanation of what the Proponent should do to comply with the rule -- *i.e.*, "the Comptroller's submission is required by Rule 14a-8 to be reduced to a single proposal to be considered for inclusion in the Company's proxy materials";

- A statement calling the Proponent's attention to the 14-day deadline for responding to the Company's notice -- *i.e.*, "for the Comptroller's proposal to be eligible for inclusion in JPMC's proxy materials for JPMC's 2012 Annual Meeting of Shareholders, the Comptroller's response to this request letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter"; and

- A copy of Rule 14a-8.

On December 29, 2011, the Company received a response from the Proponent stating the view that "the [] reporting that the Proposal requests is not a separate proposal." In support for this view, the Proponent cited to the Staff's response in *Yahoo! Inc.* (April 5, 2011). A copy of the Proponent's letter is attached as Exhibit E.

1. Application of Rules 14a-8(c) and (f) and prior Staff positions to the Proposal

The Proposal purports to be a single submission consisting of two separate requests; however, we believe that each of these requests is a separate and distinct proposal. The Proposal requests that the Company undertake at least two distinct actions:

- Make certain specific edits to the terms of the Company's "compensation clawback policy"; and

- Make specific voluntary disclosure in a specific manner (*i.e.*, on Form 8-K) regarding decisions by the Compensation Committee regarding exercise of the Company's right to recover any particular award of compensation.

If a proponent does not reduce the number of proposals in response to a company's request under Rule 14a-8(f), the Staff will permit the company to omit all proposals submitted by the proponent. *See Pfizer Inc.* (February 19, 2007) (concurring that a proposal with multiple elements relating to the election to the board of directors could be omitted in reliance on Rule 14a-8(c)) *and General Motors Corporation* (April 7, 2007) (concurring that a proposal seeking shareholder approval for numerous transactions to restructure the company could be omitted in reliance on Rule 14a-8(c)). As the Proponent did not revise the Proposal in any manner in response to the Company's notice of deficiency that the Proposal was, in fact, two distinct proposals, the Company believes that the Proposal continues to contain two separate and distinct proposals that may be properly omitted in reliance on paragraphs (c) and (f) of Rule 14a-8.

The Staff has concurred with the view that a proposal containing multiple elements that relate to more than one concept may be excluded under Rule 14-8(c). *See American Electric*

Power (January 2, 2001) (reconsideration denied January 31, 2001) (concurring in the exclusion of a proposal to improve the company's corporate governance through amendments to the company's certificate of incorporation and bylaws). However, as articulated by the Commission, a single proposal made up of several components does not constitute more than one proposal if the components "are closely related and essential to a single well-defined unifying concept." *Exchange Act Release* No. 12999 (November 22, 1976). *See also United Parcel Service, Inc.* (February 20, 2007). Moreover, the concepts underlying the elements of the proposal, rather than the proponent's stated purpose for submitting such proposal, determine whether there is a single, unifying concept. *See Torotel, Inc.* (November 1, 2006) (concurring with the company's view that a proposal calling for the articles of incorporation to be amended to undertake six specific actions could be omitted in reliance on Rule 14a-8(c) despite the proponent's assertion that the proposal related to "one course of action with a singular purpose -- a response to the current [board]'s distinct actions to entrench the [b]oard with power to obtain excessive control over the [c]ompany's decision making and resources, all designed to limit the ability of the [c]ompany's shareholders to undertake corporate actions"); *and Pacific Enterprises* (February 19, 1998) (concurring that a proposal relating to six matters could be omitted where the company argued that the matters failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal").

The Proponent has attempted to cast the Proposal with a unifying concept by indicating in the Supporting Statement that the Company's current clawback provisions have three deficiencies -- two relating to substantive provisions of the Company's policies and a third relating to shareholders' ability to "monitor enforcement" of board determinations. We believe that the Proposal's request for both substantive revisions to the Company's policies and the request that the outcome of any board deliberations on these policies be reported on a voluntary Form 8-K are separate and distinct actions, not two elements of a single proposal.

In response to the Company's December 15th notice, the Proponent responded that "[i]t is well-established that a request for future reporting by a company about other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c)." In support for this position, the Proponent cites to *Yahoo! Inc.* (April 5, 2011). In that letter, the Staff was unable to concur that a proposal directing the company to formally adopt human rights principles specified in the proposal to guide its business in China and other repressive countries related to more than one proposal. In that letter, however, the Staff was not persuaded by the company's arguments that the proposal's request of a report regarding how the company would improve all "policies and actions (including supervising the abused Yahoo Human Rights Fund) that might affect human rights observance in countries where it does business" related to a topic separate and distinct from the business principles that the proposal also sought the company to adopt. However, the Proposal does not merely seek a report on the "compensation clawback policy" that it seeks to substantively change. Instead the Proposal makes a separate request that the Company voluntarily disclose on Form 8-K each decision relating to the recoupment of incentive compensation from senior executives. It is our view that the substantive revisions to the Company's "compensation clawback policy" sought by the first two bullets of the Proposal are separate and distinct from decisions made under that "policy" that are the subjects of the required disclosure.

In this regard, even where multiple elements or components of a proposal relate to some general or central topic, a proposal that contemplates a variety of loosely related actions may be excludable as multiple proposals under Rule 14a-8(c). In *Exxon Mobil Corporation* (March 19, 2002), the Staff concurred with the view that a proposal seeking the inclusion of a slate of nominees larger than the available board seats by a reasonable number and requesting that these additional nominees come from individuals with experience from a variety of shareholder groups (*e.g.*, employees, communities, customers, etc.) could be omitted in reliance on Rule 14a-8(c), as relating to the submission of more than one proposal. In that matter, the proponents appeared to intend the proposal to relate to diversification of the board of directors, but the proposal submitted addressed two distinct concepts -- the number of board nominees and director qualifications. In a similar manner, the Proposal here addresses two distinct concepts -- substantive modifications to the Company's "compensation clawback policy" and reporting on executive compensation clawback decisions.

In *Parker-Hannifin Corporation* (September 4, 2009), the Staff concurred that a say-on-pay proposal that would have required an executive pay vote and the establishment of a shareholder communication forum with the compensation committee involved two separate and distinct matters and thus violated the one-proposal rule. *See also Fotoball USA, Inc.* (May 6, 1997) (concurring in the exclusion of a proposal containing somewhat related but distinct requests concerning minimum share ownership for directors, that directors be paid in the form of shares or options compensation, and that non-employee directors be prohibited from performing other services for the company for compensation). The Proposal here similarly seeks two actions from the board -- adoption of certain modifications to the Company's "compensation clawback policy" and voluntary disclosure on Form 8-K each time the board makes a determination regarding whether to seek compensation recoupment in the future. Unlike the proposal in *Yahoo!*, which sought the adoption of certain principles and a report on the implementation of those principles, the Proposal seeks adoption of substantive revisions to the Company's "compensation clawback policy" and the voluntary filing of a Form 8-K each time the board considers whether to seek recoupment of compensation from a senior executive.

The Proposal lacks a single, unifying concept and, instead, includes requests relating to two distinct matters -- (i) substantive modifications to the Company's "compensation clawback policy"; and (ii) reporting on executive compensation clawback decisions by the Company's board. As such, the Proposal's inclusion of two distinct requests that relate to two distinct ordinary business matters cause the Proposal to violate the one-proposal limitation in Rule 14a-8(c).

2. Conclusion

The Proposal contains multiple elements that relate to more than one concept. Further, the Proponent failed to revise the Proposal to comply with the one-proposal limitation in Rule

14a-8(c) within 14 days of notification of that deficiency. Accordingly, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on paragraphs (c) and (f) of Rule 14a-8.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) because it Seeks to Micro-Manage the Company

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In *Exchange Act Release* No. 40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Importantly, with regard to the first basis for the "ordinary business" matters exception, the Commission also stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business operations and raise policy issues so significant that it would be appropriate for a shareholder vote." This same "significant social policy" exception does not apply in the micro-management context. See *Marriott International, Inc.* (March 17, 2010) (discussed below).

The 1998 Release states that the determination as to whether a proposal micro-manages a company will involve a case-by-case review, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. 1998 Release at 25. In addition, the 1998 Release states that considerations of whether a proposal micro-manages a company "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.* at 21.

1. The Proposal Seeks to Micro-Manage the Company to such a Degree That it May Be Excluded Under Rule 14a-8(i)(7)

The Proposal contains the very type of intricate detail and methods for implementation that the 1998 Release describes as factors that point to a proposal micro-managing a company. In this regard we note that the Proposal:

- Seeks to dictate the exact language of the Company's "compensation clawback policy" -- specifically to delete the word "material" from the standards regarding when recoupment of compensation is possible;

- Seeks to modify the exact types of action that could trigger recoupment -- specifically to add a provision that failure to appropriately manage or monitor an employee whose actions support recovery under the Company's "compensation clawback policy" (*e.g.*, fails to properly identify, raise or assess risks, engages in conduct that causes financial or reputational harm to the Company, or engaged in conduct constituting cause for termination) will support recovery of compensation; and

- Requires that the Company file a Form 8-K to disclose any decision regarding whether or not to exercise the Company's right to recovery of a particular award of compensation.

Instead of requesting that the board adopt a clawback policy relating to senior executive officers with suggested characteristics, the Proposal seeks to step into the board's shoes and actually rewrite the Company's existing policies. The Proposal leaves no discretion to the board or the Company on how to implement the suggested changes to its existing "compensation clawback policy" and goes so far as to dictate the exact manner (via Form 8-K) by which the board should disclose its decisions under this re-written standard to shareholders.

In *Marriott International, Inc.* (March 17, 2010) (***"Marriott International"***), the Staff concurred with the view that a proposal requiring the installation, at several test properties, of showerheads that "deliver no more than 1.6 gallons per minute of flow," along with mechanical switches that will allow guests to control the level of water flow, was excludable under Rule 14a-8(i)(7) as relating to the company's ordinary business operations. Specifically, the Staff stated "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." The same is true of the current Proposal. Although the Proposal is confined to clawback policies regarding compensation awards to "senior executives," the Proposal seeks to dictate the exact terms of such policies and the manner of implementing the requested revisions (*i.e.*, delete a certain word, add a specific new provision, provide disclosure in a specific manner). Just as the proposal in *Marriott International* wanted to dictate the exact types of showerheads that the company could use and the technology to install to minimize energy consumption, this Proposal seeks to micro-manage the exact language of the Company's "compensation clawback policy" and the manner in which it reports decisions regarding executive compensation recoupment to shareholders.

In *E. I. du Pont de Nemours & Co.* (March 8, 1991) (***"Du Pont"***), the company sought exclusion of a proposal seeking to accelerate the elimination of ozone-damaging chlorofluorocarbons (***"CFCs"***) and the research and marketing of environmentally safe alternatives. The Staff concurred with the company's view that the proposal could be excluded as relating to ordinary business because "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations." In this regard, it is important to note that Du Pont was in the process of phasing out the uses of CFCs and had invested heavily in research and development of CFC alternatives at the time it received this proposal. However, the proponent in *Du Pont* appeared to take issue with the timing and manner of implementation of such plans to eliminate CFCs and develop and market environmentally safe substitutes.[2]

After the Staff issued its letter in *Du Pont*, the proponent filed a complaint in federal district court to require the company to include her proposal. After the district court ruled that her proposal related to ordinary business matters, the proponent appealed that decision to the federal court of appeals where her proposal was again determined to relate to ordinary business matters. *See Roosevelt v. E. I. Du Pont de Nemours & Co.*, 958 F.2d 416. In this regard, then-Circuit Judge Ruth B. Ginsberg stated the opinion of the court that, "In reviewing this ruling [of the district court], we emphasize that [the proponent's] disagreement with Du Pont's current policy is not about whether to eliminate CFC production or even whether to do so at once." *Id.* at 426. That opinion went on to hold that "the parties agree that CFC production must be phased out, that substitutes must be developed, and that both should be achieved sooner rather than later...In these circumstances, we conclude that what is at stake is the 'implementation of a policy' [and] 'the timing for an agreed-upon action,'... and we therefore hold the target date for the phase out a matter excludable under Rule 14a-8([i])(7)." *Id.* at 428. In addition, the court held that the second part of the proposal (relating to research and development of CFC alternatives) also related to ordinary business matters. In *Du Pont* (as supported by then-Judge Ginsberg's opinion), the proponent's disagreements with the company were not on the significant policy of the reduction of CFCs, but the rapidity with which such phase-out (and the introduction of new, environmentally safe alternatives) should occur.

With regard to the current Proposal, the Company is in agreement with the Proponent that it is important to have meaningful executive compensation recoupment standards that permit the recovery of compensation in appropriate circumstances. However, the Proposal takes issue with the exact terms of those standards, much in the same manner that the proposal in *Du Pont* took issue with the timing of that company's phase-out of CFCs. Similar to the proposal in *Du Pont*, the current Proposal does not object to (but, in fact, supports) the Company's efforts to engage in sound compensation practices, including the use of a clawback policy. What the Proposal takes issue with is the exact <u>details</u> of that mutually-supported compensation practice. Specifically, the Proposal seeks to make specific word changes to the current language of the recoupment standards -- noting that a showing of "material financial or reputational harm" is too onerous and recovery could be appropriate absent a "material" impact on the Company as a whole. The Proposal also seeks to add a category of conduct that could trigger recoupment -- expressing the view that supervisors and other senior executives also should be subject to recoupment if they

---

2 *See also Pacific Telesis Group* (February 21, 1990) (concurring with the exclusion of a proposal requesting that the board consider adding an environmentalist director, designating a vice president responsible for environmental matters for each subsidiary; taking certain detailed steps with respect to specific operating matters to reduce the company's potential negative environmental impact; and issuing quarterly reports concerning its efforts and progress on environmental issues as relating to ordinary business matters, including "the board taking specified actions that involve discrete operational matters").

fail to appropriately manage or monitor subordinates. In other words, the Proposal does not object to the Company's current clawback policies, it just wants to see those policies expanded in the exact manner described therein -- much in the same way the proponent in *Du Pont* wanted acceleration of the phase-outs of the CFCs (and research and development and marketing of alternatives) already underway by the company.[3]

In addition, the Proposal does not simply request that the board disclose decisions regarding recoupment of compensation from senior executives to shareholders, it dictates the exact manner in which such action is to be taken -- through the filing of a Form 8-K. The Proposal leaves no discretion to the board to determine if an alternative disclosure method (*e.g.*, in a report, through website disclosure, etc.) would be more appropriate. In this regard, we note that management must evaluate on a daily basis whether the occurrence of certain events that do not trigger a specific Form 8-K filing requirement should otherwise be disclosed to the public (whether through the filing of a "voluntary" Form 8-K or otherwise). Such evaluations are subject to numerous factors, including materiality considerations and considerations regarding the potential impact on the Company of that voluntary disclosure, and must be made in a relatively short timeframe. As such, the decision to file a Form 8-K is a task so fundamental to management's ability to run a company on a day-to-day basis that it could not, as a practical matter, be subject to direct shareholder oversight. However, by dictating the exact manner in which this element of the Proposal is to be implemented, rather than leaving discretion to the board and/or management to determine the most appropriate manner for the dissemination of such information, the Proposal seeks to micro-manage the Company and to delve into matters of ordinary business operations (*e.g.*, decisions on when to file a Form 8-K).

Additional support for this conclusion is provided by the Staff's response in *Duke Energy Corporation* (February 16, 2001) (***"Duke Energy"***), in which the Staff concurred with the company's view that a proposal recommending that the board take the necessary steps "to reduce by 80% nitrogen oxide (NOx) emissions from the coal-fired plants operated by Duke Energy in North Carolina, with no loopholes for higher emissions, and limiting each boiler to .15 lbs of NOx per million btu's of heat input by 2007" was excludable under Rule 14a-8(i)(7) as relating

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3 In contrast, the Staff was unwilling to concur that a proposal in *General Electric Company* (January 31, 2004), requesting that the board report expenditures by category and specific site on attorney's fees, expert fees, lobbying and public relations/media expenses, relating to the health and environmental consequences of PCB exposures to GE's remediation of sites contaminated by PCBs, and/or hazardous substance laws and regulations, as well as expenditures in actual remediation of PCB contaminated site, could be excluded in reliance on Rule 14a-8(i)(7) despite the company's arguments that the level of detail requested by the report micro-managed the company. However, that proposal can be distinguished from the current Proposal because it sought only a report on data regarding actions being taken by the company relating to PCB-contamination and PCB-contaminated sites; it did not attempt to dictate decisions regarding clean-ups or other activities associated with such matters. In contrast, the current Proposal seeks to dictate the actions that the board should take <u>and</u> the exact manner in which it should implement the provisions of the Proposal.

to ordinary business operations.[4] Similar to the circumstances in *Du Pont*, Duke Energy had adopted policies and procedures regarding protection of the environment from NOx emissions and had taken substantial steps to implement those policies prior to receiving the proposal. As in *Du Pont* and in the current Proposal, the issue posed by the proposal in *Duke Energy* was not whether to adopt an emissions-reduction policy, but the details of such policy (*e.g.*, what were the proper NOx-reduction levels and the timing for meeting such targets). Like the proposal in *Duke Energy*, the Proposal here leaves no room for the board to exercise discretion in altering the terms of its existing standards or in deciding how to report the outcome of decisions made under its policies to shareholders -- the Proposal says "delet[e] the word 'material,'" and "requir[e] disclosure in a filing on Form 8-K." There is no significant difference in the goals of the Proposal and the goals of the Company's existing standards -- both seek to discourage excessive risk-taking and bad behavior by establishing good compensation practices that allow for recoupment of unearned or undeserved compensation.

Because the Proposal dictates the actions to be taken and the manner of implementation of such actions, the Proposal seeks to impermissibly micro-manage the Company. Even assuming, *in arguendo*, that clawback policies relating to senior executive compensation are a significant policy matter, this does not preclude exclusion under Rule 14a-8(i)(7) when the proposal micro-manages a company. In this regard, the proposals in both *Du Pont* and *Duke Energy* focused on greenhouse gas emissions, but both proposals were excluded for micro-managing the respective company. For this reason, and based on the precedential support discussed above, the Company believes that it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

2. ***The Proposal May be Excluded in Reliance on Rule 14a-8(i)(7) because Part of the Proposal Relates to Ordinary Business Operations***

The Staff has addressed proposals that relate to both ordinary business operations and significant policy issues on a number of occasions. In each instance, the Staff has expressed the view that proposals relating to <u>both</u> ordinary business operations and significant social policy issues may be excluded in their entirety in reliance on Rule 14a-8(i)(7).[5] *See Wal-Mart Stores, Inc.* (March 15, 1999) (concurring in the exclusion of a proposal requesting that the board of

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4 Other letters in which the Staff concurred that proposals could be excluded based on micro-management arguments include *Ford Motor Company* (March 2, 2004) (concurring with the view that a proposal recommending that the board publish an annual report that includes detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling could be omitted in reliance on Rule 14a-8(i)(7), as relating to the specific method of preparation and the specific information to be included in a highly detailed report); *and General Motors Corporation* (March 5, 2004) (reconsideration granted April 7, 2004) (same).

5 In Staff Legal Bulletin No. 14C (Jun. 28, 2005), the Staff stated that in determining whether the focus of a proposal is a significant policy issue, it considers both the proposal and supporting statement as a whole.

directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report, because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations"). *See also General Electric Company* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and the use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business operation of choice of accounting method).

In *General Electric Company* (February 3, 2005), the Staff expressed the view that a proposal requesting GE to issue a statement providing information relating to the elimination of jobs within GE and/or the relocation of U.S.-based jobs by GE to foreign countries, as well as any planned job cuts or offshore relocation activities, could be omitted in reliance on Rule 14a-8(i)(7) as relating to GE's ordinary business operations (*i.e.*, management of the workforce). Although it appeared that the shareholder proponent clearly intended the proposal to address the issue of "offshoring" (or the movement of jobs from the U.S. to foreign countries), the proposal submitted to GE was not limited to that issue and encompassed both ordinary business operations and extraordinary business operations and, as such, the Staff concurred with GE's view that the proposal could be omitted.

As such, even if the Staff were to view the Proposal as a single proposal with multiple elements, the entire Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) if even one of those elements relates to ordinary business matters. As discussed above, the decision of what information to voluntarily make public, particularly through the filing of a current report on Form 8-K, is an ordinary business matter. The managers of all public companies must evaluate events on a day-to-day basis to determine if a triggering event requiring the filing of a Form 8-K occurs or if voluntary public disclosure of an event (either on Form 8-K, through a press release or by some other means of dissemination) is appropriate. In this regard, we note that even the Commission's rules regarding disclosure of an amendment to, or a waiver from, a provision of a company's code of ethics may be made <u>either</u> on Form 8-K <u>or</u> posted on the company's website. *See* Item 406(d) of Regulation S-K. This Commission requirement expressly recognizes that public disclosure of certain information may be made through a variety of means and the determination regarding the most appropriate of those means will depend on a company's particular facts and circumstances. Similarly, determinations regarding whether to publicly disclose information that is not required to be filed with the Commission and, if so, the manner in which to make that information public are day-to-day management decisions that depend on a number of factors and considerations (*e.g.*, timing regarding the announcement of other material business information, the company's knowledge of material non-public information that might not be ripe for contemporaneous disclosure, potential impacts on the company's stock price or ongoing public offerings of securities, etc.).

The Proposal dictates whether the Company will publicly disclose each decision made pursuant to the Company's clawback policies and specifies the manner in which the Company will make that public disclosure (through the filing of a Form 8-K) -- each of which is a day-to-day determination that will depend on particular facts and circumstances and is appropriately left to Company management. As such, this portion of the Proposal relates to ordinary business matters (*i.e.*, the determination of whether to make public any information that the Company is not obligated to make public by Commission or other requirements and the means by which to make that information public) and, therefore, the entire Proposal may be excluded as relating to ordinary business matters. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a 8(i)(3), as it is Materially False and Misleading

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004) (*"SLB 14B"*), reliance on Rule 14a-8(i)(3) to exclude a proposal or supporting statement, or portions thereof, may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (March 12, 1991).

In no-action letters issued both before and after the publication of SLB 14B, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal references outside sources and therefore fails to disclose to shareholders key definitions to terms that are part of the proposal. In these circumstances, shareholders would not know with reasonable certainty what actions the proposal requires. *See Boeing Corporation* (February 9, 2004) (permitting exclusion of a proposal as vague and indefinite where the proposal merely stated that the standard of independence was that set by the Council of Institutional Investors (*"CII"*)); *Schering-Plough Corporation* (March 7, 2008) (same). Further, the Staff has consistently permitted exclusion even where the proposal provided a summary of the applicable definition of a key term. *See Bank of America Corporation* (February 2, 2009), *Citigroup Inc.*

(February 5, 2009), and *PG&E Corporation* (March 5, 2009) (permitting exclusion in each letter of a proposal that provided only a brief summary of the CII standard for independence).

As discussed in detail in Section II above, the Company does not have a single "compensation clawback policy." *See also* page 9 of the 2011 Proxy Materials. The Company's "bonus recoupment policy" is set forth in the Corporate Governance Principles of the Board and relates to recoupment in the event of a material restatement of the Company's financial results. *See* Exhibit B. The Company describes other provisions that enable recoupment of compensation on pages 9 and 21 of the 2011 Proxy Materials. However, this description is a summary of certain terms relating to awards made pursuant to the Company's stock incentive plans, not the exact language thereof. In fact, the language of the recoupment policies adopted in 2010 is not found in the plans, but in the form of awards filed as separate exhibits to the Company's most recent annual report on Form 10-K. *See* Exhibit C.

The current Proposal seeks to "strengthen JPMorgan's compensation clawback policy, as applied to senior executives." However, the Proposal is not clear as to which "compensation clawback policy" it requests be revised. The Proposal neither sets forth the language of the "compensation clawback policy" that it seeks to revise (or a materially complete description thereof) nor cites shareholders to the location where such "compensation clawback policy" is memorialized.

The second paragraph of the Supporting Statement references "JPMorgan's current clawback provisions, which apply to awards under its long-term incentive plans." However, the Company's bonus recoupment policy is not limited to such awards. Moreover, the bonus recoupment policy, not the awards under the Company's long-term incentive plans, contains the phrase "cause financial or reputational harm to the [Company]" -- the exact phrase sought by the first part of the Proposal. *See* page 7 of Exhibit B. Since the Proposal does not describe the terms of the Company's current "compensation clawback policy" or cite to the location of such terms, shareholders and the Company are unclear as to whether the revisions set forth in the Proposal relate to the bonus recoupment policy or some other provisions.

Finally, as noted above, the Staff has consistently permitted the exclusion of a proposal as vague or indefinite where the proposal fails to disclose to shareholders key definitions to terms that are part of the proposal. In *JPMorgan Chase & Co.* (March 5, 2010), the Staff concurred in the company's view that it could exclude a proposal that sought a report on political contributions and payments used for "grassroots lobbying communications" in reliance on Rule 14a-8(i)(3) because "[w]ithout consulting Section 162(e)(1)(B) of the Internal Revenue Code, a shareholder would not be able to discern with reasonable certainty which political contributions or expenditures would be required to be disclosed in the requested report because they are not deductible under that section of the Internal Revenue Code." *See also AT&T Inc.* (February 16, 2010). Similarly here, without searching the Company's disclosure or reviewing the form of awards filed as exhibits to the Company's annual report, shareholders will have no idea of the material terms of the "compensation clawback policy" that the Proposal seeks to revise or how such revisions might impact or interfere or otherwise affect the other key provisions of that "policy." Moreover, even if shareholders were to search for the Company's "compensation clawback policy," they would likely locate only the bonus recoupment policy and be further confused regarding the potential impact of the Proposal on the Company's compensation practices.

The failure to adequately describe the material terms of the "compensation clawback policy" (or even adequately identify such policy or its location) renders this Proposal too vague and indefinite for either shareholders or the Company to determine with any reasonable certainty what actions or measures the Proposal requires. Therefore, Proposal is materially false and misleading, as any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal. Accordingly, the Company believes it may properly exclude the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8(i)(3).

IV. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2012 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2012 Proxy Materials.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Michael Garland
Executive Director of Corporate Governance
City of New York Office of the Comptroller

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 29, 2011

Mr. Anthony J. Horan
Secretary
JP Morgan Chase & Company
270 Park Avenue, 38th Fl.
New York, NY 10017

Dear Mr. Horan:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of JP Morgan Chase & Company Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone: (212) 669-2517.

Sincerely,

Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

JP Morgan Chase - Clawback
Mydoc.Corp.Gov. ltrs.2012

RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan") urge the Compensation Committee (the "Committee") of the board of directors to strengthen JPMorgan's compensation clawback policy, as applied to senior executives, by:

- Deleting the word "material" from the requirements that, for recovery of compensation, there be "material financial or reputational harm" to JPMorgan or its business activities or a failure to properly identify, raise or assess "risks material" to JPMorgan;
- Providing that failure to appropriately manage or monitor an employee who failed to properly identify, raise or assess risks to JPMorgan or engaged in conduct that causes financial or reputational harm to JPMorgan (in either case as determined by the Committee), or who engaged in conduct constituting cause for termination, will support recovery of compensation; and
- Requiring disclosure in a filing on Form 8-K of any decision by the Committee or full board on whether or not to exercise JPMorgan's right to recover any particular award of compensation.

These amendments should operate prospectively and be implemented in a way that does not violate any contract, compensation plan, law or regulation.

"Recovery" of compensation includes cancellation, forfeiture and recapture.

SUPPORTING STATEMENT

In our view, compensation practices, especially in the financial sector, have contributed to excessive risk-taking, costly legal and regulatory compliance failures (particularly with respect to mortgages and complex mortgage securities), and socially undesirable behavior. The clawback provisions JPMorgan adopted in 2009 and 2010 are a useful first step in curbing these tendencies.

JPMorgan's current clawback provisions, which apply to awards under its long-term incentive plans, authorize recovery of compensation if the Committee determines that a recipient engaged in conduct that causes material financial or reputational harm to JPMorgan or, for certain senior executives, failed to properly identify, raise or assess risks material to JPMorgan. The provisions also provide for recovery if the recipient engages in conduct constituting cause for termination.

While a good start, these provisions fall short in three ways. First, requiring that risk-related or other detrimental conduct cause "material" harm to JPMorgan is too onerous. In our view, compensation recovery may be appropriate absent a material impact on the firm as a whole, especially given JPMorgan's size and diverse operations.

Second, JPMorgan's provisions cover only the employee whose own conduct is at issue. We think there are circumstances in which the employee's supervisor, or more senior executives, should be held accountable. The Committee should be empowered to recover compensation from senior executives upon a determination that they failed to appropriately manage or monitor subordinates.

Finally, shareholders cannot monitor enforcement without disclosure. JPMorgan should disclose the fact that the Committee or full board considered invoking a clawback provision as applied to a particular senior executive, and the decision made. We are sensitive to privacy concerns, and urge JPMorgan to adopt a policy that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

November 29, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 3,554,158 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

November 29, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 3,780,616 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

November 29, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund 2,212,604 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 02 2011

OFFICE OF THE SECRETARY

November 29, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	689,941 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE
DEC 02 2011
OFFICE OF THE SECRETARY

November 29, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 29, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 267,298 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 6, 2011

VIA OVERNIGHT DELIVERY

Mr. Michael Garland
Executive Director of Corporate governance
Comptroller of the City of New York
Municipal Building
One Centre Street, Room 629
New York NY 10007-2341

Dear Mr. Garland:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 2, 2011, from the Comptroller of the City of New York, as custodian and trustee for the New York City Employees' Retirement System, Fire Department Pension Fund, Teachers' Retirement System, Police Pension Fund and as custodian for NYC Board of Education Retirement System ("collectively, the "Funds"), the shareholder proposal requesting a strengthening of the company's compensation clawback policy as applied to senior executives (the "Proposal") for consideration at JPMC's 2012 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Funds are the record owners of sufficient shares to satisfy this requirement. In addition, the proof of ownership letters from Bank of New York Mellon included with the submission does not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because it is dated November 29, 2011 -- 1 day prior to the date on which your proposal was submitted to JPMC.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- a written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Funds continuously held the requisite number of JPMC shares for at least one year.
- if the Funds have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC

shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Sisters of St. Francis continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") recently published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held – in this regard, we note that Bank of New York Mellon appears on the DTC participant list currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf and appears to satisfy this requirement. However, if your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2012 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

RECEIVED BY THE

DEC 09 2011

OFFICE OF THE SECRETARY

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 7, 2011

VIA OVERNIGHT DELIVERY

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Mr. Horan:

In response to your letter, dated December 6, 2011, regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to JPMorgan Chase & Co. ("JPMC"), in accordance with SEC Rule 14a-8 (b), I enclose letters from the Systems' custodian bank, Bank of New York Mellon Corporation, certifying that at the time the shareholder proposal was submitted to JPMC, each held, continuously for over a year, at least $2,000 worth of shares of JPMC common stock.

I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of JPMC's next annual meeting.

Sincerely,

Michael Garland
Executive Director, Corporate Governance

Enclosure

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 09 2011

OFFICE OF THE SECRETARY

November 30, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Police Pension Fund.

The New York City Police Pension Fund	2,212,604 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 30, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	3,554,158 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely.

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 29 2011

OFFICE OF THE SECRETARY

November 30, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	689,941 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

RECEIVED BY THE

DEC 08 2011

OFFICE OF THE SECRETARY

November 30, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 267,298 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

BNY MELLON
ASSET SERVICING

November 30, 2011

To Whom It May Concern

Re: JP Morgan Chase & Co. **Cusip#: 46625H100**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 30, 2010 through today at The Bank of New York Mellon in the name of Cede and Company for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 3,780,616 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

EXHIBIT B

Corporate Governance Principles

FUNCTIONS OF THE BOARD

- Criteria for composition of the Board, selection of new directors
- Assessing the Board's performance
- Formal evaluation of the Chairman and the Chief Executive Officer
- Succession planning and management development
- Strategic reviews
- Board and management compensation review

BOARD COMPOSITION

- Size and composition of the Board
- Definition of independence
- Former officer-directors
- Change of job responsibility
- Director tenure
- Retirement age
- Limits on board and audit committee memberships
- Majority voting for directors
- Stock ownership requirements

BOARD COMMITTEES

- Number of committees, reporting by committees and assignment and rotation of committee membership

BOARD OPERATIONS

- Non-executive chairman
- Presiding director
- Executive sessions for independent directors
- Committee and Board agendas
- Board and committee materials and presentations
- Regular attendance of non-directors at Board meetings
- Board access to management
- Board interaction with institutional investors and press
- Confidentiality of information
- Board access to outside resources
- Director orientation and continuing education
- Code of business conduct and ethics

OTHER MATTERS

- Transactions with immediate family members
- Confidential voting
- Repricing of stock options
- Bonus recoupment policy
- Poison pills
- Proposed transactions
- Communications with Board

Functions of the Board

Criteria for composition of the Board, selection of new directors

Setting the criteria for composition of the Board and the selection of new directors are Board functions. In fulfilling its responsibilities, the Corporate Governance & Nominating Committee, in consultation with the Chief Executive Officer, periodically reviews the criteria for composition of the Board and evaluates potential new candidates for Board membership. The committee then makes recommendations to the Board. The Chief Executive Officer and the Chair of the Corporate Governance & Nominating Committee shall extend the invitation to a new Board member. In general, the Board wishes to balance the needs for professional knowledge, business expertise, varied industry knowledge, financial expertise, and CEO-level business management experience, while maintaining within these criteria an appropriate gender and minority representation.

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Assessing the Board's performance

The Corporate Governance & Nominating Committee annually reviews and reports to the Board on the performance of the Board as a whole with a view to increasing the effectiveness of the Board.

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Formal evaluation of the Chairman and the Chief Executive Officer

The Board (non-management directors only) makes an evaluation of the Chairman and the Chief Executive Officer at least annually. This will normally be in January in connection with a review of executive officer annual compensation

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Succession planning and management development

Succession planning is considered at least annually by the non-management directors with the Chief Executive Officer. Generally, the Compensation & Management Development Committee considers management development in preparation for discussion by the full Board.

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Strategic reviews

The full Board shall engage in discussions on strategic issues and ensure that there is sufficient time devoted to director interchange on these subjects

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Board and management compensation review

The Corporate Governance & Nominating Committee makes periodic recommendations to the Board regarding director compensation based on comparisons with relevant peer groups. The Board believes it is desirable that a significant portion of overall director compensation be linked to JPMorgan Chase & Co. stock, and the Board's total compensation includes approximately one-third cash and two-thirds stock-based compensation.

Non-management directors receive no compensation from the firm other than in their capacity as a member of the Board or a committee of the Board or as a member of a board or committee of a board of a subsidiary of the firm. Officer-directors receive no separate compensation for their Board service.

Compensation of officer-directors is approved by the Compensation & Management Development Committee and then submitted to the Board for its ratification. Compensation of senior management, other than officer-directors, is determined by the Compensation & Management Development Committee, which reviews its decisions with the Board.

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Board composition

Size and composition of the Board

While the Board's size is set in the By-laws to be in a range of 8 to 18 directors, the preference is to maintain a smaller Board for the sake of efficiency. A substantial majority of directors will be independent directors under the New York Stock Exchange's independence standards.

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Definition of independence

Independence determinations. The Board may determine a director to be independent if the Board has affirmatively determined that the director has no material relationship with the firm, either directly or as a partner, shareholder or officer of an organization that has a relationship with the firm. Independence determinations will be made on an annual basis at the time the Board approves director nominees for inclusion in the proxy statement and, if a director joins the Board between annual meetings, at such time. Each director shall notify the Board of any change in circumstances that may put his or her independence as defined in these Corporate Governance Principles at issue. If so notified, the Board will reevaluate, as promptly as practicable thereafter, such director's independence. For these purposes, a director will not be deemed independent if:

(i) the director is, or has been within the last three years, an employee of the firm or an immediate family member of the director is, or has been within the last three years, an executive officer of the firm; (ii) the director or an immediate family member of the director has received, during any 12-month period within the last three years, more than $120,000 in direct compensation from the firm, other than (a) director and committee fees and pension or other deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service) and (b) compensation received by a family member for service as a non-executive employee of the firm; (iii) the director is a current partner or employee of the firm's independent registered public accounting firm, an immediate family member of the director is a current partner of such accounting firm or a current employee of such accounting firm who personally works on JPMorgan Chase's audit, or the director or an immediate family member of the director was within the last three years (but is no longer) a partner or employee of such accounting firm and personally worked on JPMorgan Chase's audit within that time; (iv) the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of a company in which a present executive officer of the firm at the same time serves or served on the compensation committee of that company's board of directors; or (v) within the preceding three years, the director accepted any consulting, advisory or other compensation from the firm, other than compensation in the director's capacity as a member of the Board or a committee of the Board or as a member of a board or committee of a board of a subsidiary of the firm.

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home.

Relationship to an entity. The relationship between the firm and an entity will be considered in determining director independence where a director serves as an officer of the entity or, in the case of a for-profit entity, where the director is a general partner of or owns more than 5% of the entity. Such relationships will not be deemed relevant to the independence of a director who is a non-management director or a retired officer of the entity unless the Board determines otherwise.

For-profit entities. Where a director is an officer of a for-profit entity that is a client of the firm, whether as borrower, trading counterparty or otherwise, the financial relationship between the firm and the entity will not be deemed material to a director's independence if the relationship was entered into in the ordinary course of business of the firm and on terms substantially similar to those that would be offered to comparable counterparties in similar circumstances.

A director who is an employee, or whose immediate family member is an executive officer, of another company that makes payments to or receives payments from the firm for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues will not be deemed independent until three years after falling below such threshold.

For these purposes, payments exclude loans and repayments of principal on loans, payments arising from investments by the entity in the firm's securities or the firm in the entity's securities, and payments from trading and other similar financial relationships.

Where a director is a partner or associate of, or Of Counsel to, a law firm that provides services to the firm, the relationship will not be deemed material if neither the director nor an immediate family member of the director provides such services to the firm and the payments from the firm do not exceed the greater of $1 million or 2% of the law firm's consolidated gross revenues in each of the past three years.

Not-for-profit entities. The firm encourages contributions by employees to not-for-profit entities and matches such contributions by eligible employees to eligible institutions within certain limits by grants made by the firm (directly or through The JPMorgan Chase Foundation). The firm also supports not-for-profit entities through grants and other support unrelated to the Matching Gift Program. Where a director is an officer of a not-for-profit entity, contributions by the firm will not be deemed material if, excluding matching funds from the firm, they do not exceed the greater of $1 million or 2% of the not-for-profit entity's consolidated gross revenues.

Banking and other financial services. The firm provides banking services, extensions of credit and other financial services in the ordinary course of its business. The Sarbanes-Oxley Act prohibits loans to directors, as well as executive officers, except certain loans in the ordinary course of business and loans by an insured depository institution subject to Regulation O of the Board of Governors of the Federal Reserve System. Any loans to directors are made pursuant to applicable law, including the Sarbanes-Oxley Act and Regulation O. Regulation O also applies to banking relationships with certain family members of a director and to entities owned or controlled by a director. All such relationships that are in the ordinary course of business will not be deemed material for director independence determinations unless a director has an extension of credit that is on a non-accrual basis. Where a subsidiary of the firm is an underwriter in an initial public offering, the firm will not allocate any of such shares to directors.

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Former officer-directors

As a general rule, an officer-director may not serve on the Board beyond the date he or she retires or resigns as a full-time officer.

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Change of job responsibility

A director will offer his or her resignation following the loss of principal occupation other than through normal retirement. Directors will provide prior notice in writing to the Corporate Governance & Nominating Committee of any change in their occupation or any proposed service on the board of a public or private company or any governmental position.

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Director tenure

The Board does not believe it appropriate to institute fixed limits on the tenure of directors because the firm and the Board would thereby be deprived of experience and knowledge.

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Retirement age

It is expected that non-management directors will retire from the Board on the eve of the annual meeting in the calendar year following the year in which the director will be age 70; provided, however, that a non-management director may stand for re-election (i) for one additional term if proxies for the next annual meeting will be solicited within six months of such director's 70th birthday or (ii) for one or more additional terms if the Board unanimously determines (with such director abstaining) to nominate such director for re-election to each additional term.

The Board expects non-management directors in the year prior to their scheduled retirement, and each year thereafter if they are re-elected to additional terms, to communicate to the Chairman, in advance of each annual election, an offer not to stand for re-election. The Chairman shall refer the offer to the Corporate Governance & Nominating Committee for review. The Corporate Governance & Nominating Committee's review and recommendation will be presented to the Board for a determination whether the director's offer should be accepted or rejected

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Limits on board and audit committee memberships

Each person serving as a director must devote the time and attention necessary to fulfill the obligations of a director. Key obligations include appropriate attendance at Board and committee meetings and appropriate review of preparatory material. Directors are also expected to attend the annual meeting of shareholders. Unless the Board determines that the carrying out of a director's responsibilities to the firm will not be adversely affected by the director's other directorships: an officer-director will not serve on the board of more than two other public companies; directors who also serve as chief executive officers will not serve on more than a total of two public company boards in addition to the company of which they are CEO and the firm; and directors who are not chief executive officers will not serve on more than four public company boards in addition to the firm

If a member of the Audit Committee wishes to serve on more than a total of three audit committees, the Board must approve such additional service before the director accepts the additional position.

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Majority voting for directors

The By-laws provide for majority voting for directors in non-contested elections. The vote required for election of a director by the stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor of or withheld from the election of a nominee at a meeting of stockholders. For this purpose, a "majority of the votes cast" shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with "abstentions" and "broker nonvotes" (or other shares of stock of the Corporation similarly not entitled to vote on such election) not counted as votes cast either "for" or "against" that director's election.

In a contested election, directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares present in person or by proxy at the meeting and entitled to vote in the election. An election shall be considered contested if there are more nominees for election than positions on the board of directors to be filled by election at the meeting.

In any non-contested election of directors, any incumbent director nominee who receives a greater number of votes withheld from his or her election than in favor of his or her election shall immediately tender his or her resignation, and the Board of Directors shall decide, through a process managed by the Corporate Governance and Nominating Committee, whether to accept the resignation at its next regularly scheduled Board meeting. The Board's explanation of its decision shall be promptly disclosed through a public statement.

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Stock ownership requirements

It is generally desirable for directors to own a significant number of shares or share equivalents of JPMorgan Chase & Co. stock, and for new directors to work toward that goal. Directors agree to pledge that for as long as they serve as directors of the firm, they will retain all shares of the firm's common stock purchased on the open market or received pursuant to their service as a Board member. Any exceptions to a director's pledge shall be discussed with the Corporate Governance & Nominating Committee.

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Board committees

Number of committees, reporting by committees and assignment and rotation of committee membership

The Board as a whole is responsible for the oversight of management on behalf of the firm's shareholders. The Board is assisted in its oversight function by Board committees

The Board has the following committees. Audit, Compensation & Management Development, Corporate Governance & Nominating, Public Responsibility, and Risk Policy, as well as a Stock Committee and a Board-level Executive Committee. The Board has allocated oversight of risk matters to the Audit Committee and to the Risk Policy Committee, with the Audit Committee responsible for discussion of guidelines and policies to govern the process by which risk assessment and management is undertaken. The number and responsibilities of committees are reviewed periodically.

Committees will generally report to the Board at the next regularly scheduled Board meeting following a committee meeting.

Membership on the committees is reviewed each year by the Corporate Governance & Nominating Committee and approved by the full Board, which also designates a chair or co-chair for each committee. Each committee member and chair serves at the pleasure of the Board. There is no strict committee rotation policy. Changes in committee assignments are made based on committee needs, director experience, interest and availability, and evolving legal and regulatory considerations.

Each of the members of the Audit Committee, the Compensation & Management Development Committee, and the Corporate Governance & Nominating Committee will be directors for whom the Board has made an independence determination. Officer-directors generally do not serve on any committee other than the Stock Committee and the Board-level Executive Committee. The Board-level Executive Committee is established with the expectation that it would not take material actions absent special circumstances. Officer-directors may attend committee meetings at the invitation of the committee chair.

In reviewing the composition of Board committees, the Board will also consider any listing and/or regulatory qualifications as may be applicable to specific committees.

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Board operations

Non-executive chairman

The Board currently does not have a non-executive chairman but has no set policy on whether or not to have one.

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Presiding director

Each year the independent directors shall appoint an independent director to serve as Presiding Director for a one-year term. Unless the independent directors decide otherwise, the Chairs of the Compensation & Management Development Committee and the Corporate Governance & Nominating Committee shall serve alternating one-year terms as Presiding Director. The Presiding Director will preside at any meeting of the Board at which the Chairman is not present, including at executive sessions for independent directors, and may call meetings of the independent directors, at such time and place as he or she determines.

The Presiding Director will approve Board meeting agendas and schedules for each Board meeting, and may add agenda items in his or her discretion; will review and approve Board meeting materials for distribution to and consideration by the Board; will facilitate communication between the Chairman and CEO and the independent directors, as appropriate; will be available for consultation and communication with major shareholders where appropriate, upon reasonable request; and will perform such other functions as the Board may direct.

Agendas, schedules, and information distributed for meetings of Board Committees are the responsibility of the respective Committee Chairs. All directors may request agenda items, additional information, and/or modifications to schedules as they deem appropriate, and they are encouraged to do so.

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Executive sessions for independent directors

The independent directors will generally meet in executive session as part of each regularly scheduled Board meeting, with the Presiding Director presiding. These sessions will provide the opportunity for discussion of such other topics as the independent directors may find appropriate, with discussion to be facilitated by the chair of the committee most relevant to the topic.

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Committee and Board agendas

Committee agendas are prepared based on expressions of interest by committee members and recommendations of management. Committee chairs give substantive input to and approve final agendas prior to committee meetings. The Chairman of the Board prepares Board agendas based on discussions with all directors and issues that arise. As stated above, the Presiding Director approves Board agendas and may add agenda items at his or her discretion.

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Board and committee materials and presentations

Information regarding items requiring Board and/or committee approval shall be distributed sufficiently in advance to permit adequate preparation. Financial information and press and analyst reports shall be provided monthly in order to ensure the Board is kept informed of developments between meetings.

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Regular attendance of non-directors at Board meetings

Non-directors, including members of management, may be present at Board meetings at the invitation of the Chairman.

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Board access to management

Board members have complete access to management. A director will not discuss with management investment research involving a company with which the director is affiliated.

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Board interaction with institutional investors and press

JPMorgan Chase management is the contact with outside parties. From time to time, directors may be asked by the Board or management to speak with others, as appropriate.

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Confidentiality of information

In order to facilitate open discussion, the Board believes maintaining confidentiality of information and deliberations is an imperative.

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Board access to outside resources

The main responsibility for providing assistance to the Board rests on the internal organization. The Board and Board committees can, if they wish to do so, seek legal or other expert advice from a source independent of management and shall be provided the resources for such purposes. Generally this would be with the knowledge of the Chief Executive Officer, but this is not a condition to retaining such advisors.

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Director orientation and continuing education

At such time as a director joins the Board, the Board and the Chief Executive Officer will provide appropriate orientation for the director, including arrangement of meetings with management. The Board considers it desirable that directors participate in continuing education opportunities and considers such participation an appropriate expense to be reimbursed by the firm.

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Code of business conduct and ethics

JPMorgan Chase has a comprehensive code of business conduct and ethics that addresses compliance with law; reporting of violations of the code or of laws or regulations; employment and diversity; confidentiality of information; protection and proper use of the firm's assets; conflicts of interest; and personal securities and other financial transactions. Each director is expected to be familiar with and to follow the code of conduct to the extent applicable to them.

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Other matters

Transactions with immediate family members

All financial services and extensions of credits provided by the firm to a director's spouse, minor children and any other relative of the director who shares the director's home or who is financially dependent on the director, or any such person's principal business affiliations (through ownership or as an executive officer), and all transactions between the firm and any such person's principal business affiliations for property, services or other contractual arrangements, must in each case be made in the ordinary course of business and on substantially the same terms as those prevailing for comparable transactions with nonaffiliated persons.

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Confidential voting

It is the policy of the Board that proxies, ballots and voting tabulations that identify shareholders and how they have voted will be kept confidential, except as may be required in accordance with appropriate legal process or as requested by a shareholder, and that no inspector of election shall be an employee of the firm.

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Repricing of stock options

It is the policy of the Board not to reprice stock options issued by the firm by reducing the option's exercise price. The Board favors equitable adjustment of an option's exercise price in connection with a reclassification of the firm's stock; a change in the firm's capitalization; a stock split; a restructuring, merger, or combination of the firm, or other similar events in connection with which it is customary to adjust the exercise price of an option and/or the number and kind of shares subject thereto.

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Bonus recoupment policy

In the event of a material restatement of the Firm's financial results, the Board believes it would be appropriate to review the circumstances that caused the restatement and consider issues of accountability for those who bore responsibility for the events, including whether anyone responsible engaged in misconduct. As part of that review, consideration would also be given to any appropriate action regarding compensation that may have been awarded to such persons. In particular, it would be appropriate to consider whether any compensation was awarded on the basis of having achieved specified performance targets, whether an officer engaged in misconduct that contributed to the restatement and whether such compensation would have been reduced had the financial results been properly reported. Misconduct includes violation of the Firm's Code of Conduct or policies or any act or failure to act that could reasonably be expected to cause financial or reputational harm to the Firm.

Depending on the outcome of that review, appropriate action could include actions such as termination, reducing compensation in the year the restatement was made, seeking repayment of any bonus received for the period restated or any gains realized as a result of exercising an option awarded for the period restated, or canceling any unvested equity compensation awarded for the period restated. Consideration may also be given to whether or not any one or more of such actions should be extended to employees who did not engage in misconduct that contributed to the restatement.

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Poison pills

It is the policy of the Board with respect to shareholder rights plans of the firm, commonly known as poison pills, not to adopt a poison pill for the firm without submitting it to a shareholder vote, but we reserve the right to do so if in our fiduciary responsibility we deem it appropriate to do so. If in exercising our fiduciary obligations we adopt a poison pill without going to shareholders on a prior basis, we will submit the poison pill to a non-binding shareholder vote at the earliest next special or annual meeting of shareholders It is also our policy that if we adopt any material amendment to the foregoing policy, we will submit any such amended policy to a non-binding shareholder vote at the earliest next special or annual meeting of shareholders.

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Proposed transactions

It is the policy of the Board that the Chief Executive Officer will inform the Presiding Director about discussions the Chief Executive Officer may have with another party or that party's authorized designee regarding a proposed transaction with that party where (i) such discussions involve a clear expression of interest in addressing the terms of the proposed transaction, and (ii) such transaction, if consummated, would require approval by the shareholders of JPMorgan Chase & Co. under Delaware state law, or the rules and regulations of any stock exchange on which the firm has listed its stock.

The Presiding Director and the Chief Executive Officer will review with the Board, or a committee thereof, the process for communicating with the Board, or a committee thereof, about the proposed transaction as contemplated and described above, including the method and frequency of the communications.

Further, to the extent such a proposed transaction proceeds to the shareholder approval process, the Board will, consistent with its legal and regulatory obligations, review any proxy statement issued in connection with a proposed transaction requiring shareholder approval and additionally, will appoint a committee to assist it in this process (the "Designated Committee"). The Designated Committee may be an existing committee of the Board or an ad hoc committee, provided that any such committee shall be composed entirely of independent directors.

The Designated Committee will review, with the assistance of the firm's senior management and financial and legal advisors, the "background of the merger" section of the proxy statement and will have the authority to make recommendations to the full Board.

In furtherance of the procedures established above, the Board and/or the Designated Committee may, at their discretion, seek advice and assistance from advisors and consultants, as they deem necessary. The Board and/or the Designated Committee will be provided the resources for such purposes.

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Communications with Board

To contact any Board members or committee chairs, please mail your correspondence to: JPMorgan Chase & Co.

Attention (Board member)
Office of the Secretary
270 Park Avenue, 38th floor
New York, New York 10017

If you have a particular concern regarding accounting, internal accounting controls, or auditing matters that you wish to bring to the attention of the Audit Committee of the Board of Directors, please contact us:

By mail:

JPMorgan Chase & Co.
Attn: Chair, Audit Committee
c/o Global Security and Investigations Department
575 Washington Boulevard, Floor 07

Jersey City, NJ 07310-1616

By phone:
From within the U.S., Canada and Latin America: 1-888-282-5867
Ffom EMEA: 44-0207-325-9082 or 9261 or 1110
From Asia Pacific: 852 2800 1656 or 8780

By email·
fraud.prevenlion.and.investigation@jpmchase.com

You may report your concerns anonymously, if you wish. For complaints that are not anonymous, we will respect the confidentiality of those who raise concerns, subject to our obligation to investigate the concern and any obligation to notify third parties, such as regulators and other authorities.

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EXHIBIT C

EX-10.23 3 e82150exv10w23.htm EX-10.23

Exhibit 10.23

JPMORGAN CHASE & CO. LONG-TERM INCENTIVE PLAN
TERMS AND CONDITIONS OF FEBRUARY 3, 2010
STOCK APPRECIATION RIGHTS
OPERATING COMMITTEE

Award Agreement

These terms and conditions are made part of the Award Agreement dated as of February 3, 2010 ("Grant Date") awarding Stock Appreciation Rights pursuant to the terms of the JPMorgan Chase & Co. Long-Term Incentive Plan ("Plan"). To the extent the terms of the Award Agreement (all references to which will include these terms and conditions) conflict with the Plan, the Plan will govern. The Award Agreement, the Plan and Prospectus supersede any other agreement, whether written or oral, that may have been entered into by the Firm and you relating to this award.

This award was granted on the Grant Date subject to the Award Agreement. **Unless you decline by the deadline and in the manner specified in the Award Agreement, you will have agreed to be bound by these terms and conditions, effective as of the Grant Date.** If you decline the award, it will be cancelled as of the Grant Date.

Capitalized terms that are not defined in the Award Agreement will have the same meaning as set forth in the Plan.

JPMorgan Chase & Co. will be referred to throughout the Award Agreement as "JPMorgan Chase," and together with its subsidiaries as the "Firm."

Form and Purpose of Award

Stock Appreciation Rights represent the right, following exercise, to receive (without payment), a number of shares of JPMorgan Chase Common Stock, the Fair Market Value of which, as of the date of exercise, is equal to the excess of the Fair Market Value of one share of such Common Stock on such exercise date over the Exercise Price, multiplied by the number of Stock Appreciation Rights being exercised. The Firm will retain from each distribution the number of shares of Common Stock required to satisfy tax and other withholding obligations.

The purpose of this award is, in part, to motivate your future performance and to align your interests with those of the Firm and its shareholders.

Exercisable Dates/ Expiration Date

This award is intended and expected to become exercisable on the "Exercisable Dates" set forth in your Award Agreement, provided that you are continuously employed by the Firm from the date of grant through the relevant Exercisable Date or you meet the requirements to allow your award to remain outstanding upon termination of employment as described below However, the number of Stock Appreciation Rights that first become exercisable on any Exercisable Date may be reduced (and therefore may be forfeited) or Exercisable Dates may be deferred (but not beyond the Expiration Date), in the event that the Chief Executive Officer ("CEO") of JPMorgan Chase determines, as part of JPMorgan Chase's annual performance assessment process, based on the CEO's assessment of your performance and the performance of the Firm (which may include more than one performance year), that you have not achieved satisfactory progress toward priorities that have been established for you or that the Firm has not achieved satisfactory progress toward the Firm's priorities for which you share responsibility as a member of the Operating Committee. Such a determination is subject to ratification by the Compensation and Management Development Committee of the Board of Directors of JPMorgan Chase.

Your award will remain exercisable until the earlier of the tenth anniversary of the Grant Date (the "Expiration Date") or the date the award is cancelled pursuant to this Award Agreement. Notwithstanding any provision herein, including but not limited to those provisions governing Job Elimination, Career Eligibility, Death, and Total Disability, no Stock Appreciation Right may be exercised after its Expiration Date.

Termination of Employment

Except as explicitly set forth below under "Job Elimination," "Full Career Eligibility", and "Death or Total Disability," any Stock Appreciation Rights outstanding under this award will be cancelled effective on the date your employment with the Firm terminates for any reason.

Job Elimination:
For the one year period commencing with the date of termination of your employment (or if longer the 90 day period commencing with the Exercisable Date occurring during such one year period), any Stock Appreciation Right that is exercisable on your termination date or becomes exercisable during such period may be exercised by you in the event that:

- the Director Human Resources of the Firm or nominee in his/her sole discretion determines that the Firm terminated your employment because your job was eliminated; and
- after you are notified that your job will be eliminated, you provide such services as requested by the Firm in a cooperative and professional manner; and
- you satisfy the Release/Certifications Requirement set forth below.

Full Career Eligibility :
For the two year period commencing with the date of termination of your employment (or if longer the 90 day period commencing with the last Exercisable Date occurring during such two year period), any Stock Appreciation Right that is exercisable on your termination date or becomes exercisable during such period may be exercised by you in the event that:

- you leave the Firm voluntarily, have completed at least five years of continuous service with the Firm immediately preceding your termination date, and the sum of your age and Recognized Service (as defined below) on your date of termination equals or exceeds 60, and
- you provide at least 90 days advance written notice to the Firm of your intention to voluntarily terminate your employment under this provision, during which notice period you provide such services as requested by the Firm in a cooperative and professional manner and you do not perform any services for any other employer, and
- for the exercise period, you do not (i) perform services in any capacity (including self-employment) for a Financial Services Company (as defined below) or (ii) work in your profession (whether or not for a Financial Services Company); provided that you may work for a government, education or Not-for-Profit Organization (as defined below), and
- you satisfy the Release/Certification Requirements set forth below.

After receipt of such advance written notice, the Firm may choose to have you continue to provide services during the 90-day period or shorten the length of the 90-day notice period at the Firm's discretion, but to a date no earlier than the date you would otherwise meet the age and service requirements.

Additional advance notice requirements may apply in certain business units (or equivalent organizational unit or department). (See "Special Notice Period" below.)

You must notify JPMorgan Chase in advance in writing if you are to perform services for any party or if you are self-employed following the date of your termination of employment. Failure to provide such notification could impact your right to exercise.

__Death or Total Disability__:
If you die while employed by the Firm, your designated beneficiary on file with the Human Resources Department (or if no beneficiary is on file or survives you, then your estate) may exercise for a two year period measured from date of your death (i) any Stock Appreciation Rights that were exercisable as of that date and (ii) any Stock Appreciation Rights that would have become exercisable had you remained employed during such 2 year period.

If your employment terminates as a result of your permanent and total disability as defined in the JPMorgan Chase & Co. Long Term Disability Plan (or for non-U.S. employees the equivalent local country plan), then you may exercise for a two year period measured from the date that your employment terminate any Stock Appreciation Rights that were exercisable as of the date of your termination. In the case of your total disability, you must notify JPMorgan Chase in advance in writing if you are to perform services for any party or if you are self-employed following the date of your termination of employment.

Cancellation after the Two Year Period or Ninety Day Period
Any Stock Appreciation Rights that are not exercised within the applicable two year period or ninety day period described above will be cancelled.

Release/Certification Requirements
You will be required to timely execute and deliver a release of claims in favor of the Firm, having such form and terms as the Firm shall specify, to have all or any portion of your award remain exercisable after the termination of your employment. If you fail to return the required release within the specified deadline, your award will be cancelled. You also must certify compliance with the above requirements relevant to you pursuant to procedures established by the Firm in connection with an exercise.

Termination for Cause
If your employment is terminated for Cause (as defined below), or if the Firm determines after the termination of your employment that your employment could have been terminated for Cause, any outstanding Stock Appreciation Rights as of your termination date will be cancelled and you may be required to return to the Firm the value of certain shares previously delivered to you. See "Remedies" for additional information.

Restriction on Disposition of Shares Derived from an Exercise Under this Award

If you exercise any part of your award before the fifth anniversary of the Grant Date, then you may not sell, assign, transfer, pledge or encumber the net number of shares of Common Stock derived from such exercise until the fifth anniversary of the Grant Date. Such shares will be held in an account with the Firm's stock transfer agent and will be subject to recovery by the Firm in accordance with the "Remedies" and "Right to Set-Off" sections below. Notwithstanding the foregoing, this restriction on disposition and transfer of shares shall not apply to your beneficiary in the event of your death.

Your Obligations

In consideration of the grant of this award, you agree to comply with and be bound by the following:

- **Non-Solicitation of Employees and Customers:**

During your employment by the Firm and for one year following the termination of your employment (or if longer, the exercise period), you will not directly or indirectly, whether on your own behalf or on behalf of any other party, without the prior written consent of the Director Human Resources of JPMorgan Chase: (i) solicit, induce or encourage any of the Firm's then current employees to leave the Firm or to apply for employment elsewhere; (ii) hire any employee or former employee who was employed by the Firm at the date your employment terminated, unless the individual's employment terminated more than six months before the date of hire or because his or her job was eliminated; or (iii) solicit or induce or attempt to induce to leave the Firm, or divert or attempt to divert from doing business with the Firm, any then current customers, suppliers or other persons or entities that were serviced by you or whose names became known to you by virtue of your employment with the Firm, or otherwise interfere with the relationship between the Firm and such customers, suppliers or other persons or entities. This does not apply to publicly known institutional customers that you service after your employment with the Firm without the use of the Firm's confidential or proprietary information.

These restrictions do not apply to authorized actions you take in the normal course of your employment with the Firm, such as employment decisions with respect to employees you supervise or business referrals in accordance with the Firm's policies.

- **Confidential Information:** You may not, either during your employment with the Firm or thereafter, directly or indirectly use or disclose to anyone any confidential information related to the Firm's business, except as explicitly permitted by the JPMorgan Chase Code of Conduct and applicable policies or law or legal process. "Confidential information" shall have the same meaning for the Award Agreement as it has in the JPMorgan Chase Code of Conduct.

- **Non-Disparagement:** You may not, either during your employment with the Firm or thereafter, make or encourage others to make any public statement or release any information that is intended to, or reasonably could be foreseen to, embarrass or criticize the Firm or its employees, directors or shareholders as a group. This shall not preclude you from reporting to the Firm's management or directors or to the government or a regulator conduct you believe to be in violation of the law or the Firm's Code of Conduct or responding truthfully to questions or requests for information to the government, a regulator or in a court of law in connection with a legal or regulatory investigation or proceeding.

- **Cooperation** You agree to cooperate fully with and provide full and accurate information to the Firm and its counsel with respect to any matter (including any audit, tax proceeding, litigation or governmental proceeding with respect to which you may have knowledge or information), subject to reimbursement for actual, appropriate and reasonable expenses incurred by you.

- **Compliance with Award Agreement:** You agree that you will provide the Firm with any information reasonably requested to determine compliance with the Award Agreement, and you authorize the Firm to disclose the terms of the Award Agreement to any third party who might be affected thereby, including your prospective employer.

- **Special Notice Period:** If you are at or above the level of managing director, executive director or vice president (or comparable title) of a business unit or equivalent organizational unit or department ("business unit") that requires as a condition of your continued employment that you provide advance written notice ("Special Notice Period") of your intention to terminate your employment, then as consideration for this Award, you shall provide the Firm advance written notice of your election to terminate your employment as specified by such business unit. In business units that require this Special Notice Period, the current notice period is 90 days for managing directors (or comparable title) and above, 60 days for executive directors (or comparable title) and 30 days for vice presidents (or comparable title). Please note that in some cases, individuals may have specific agreements providing for longer notice periods than those stated above. In those cases, the longer notice period shall apply.

  After receipt of such notice, the Firm may choose to have you continue to provide services during the applicable Special Notice Period or may place you on a paid leave for all or part of the applicable Special Notice Period. During the Special Notice Period, you shall continue to devote your full time and loyalty to the Firm by providing services in a cooperative and professional manner and not perform any services for any other employer and shall receive your base salary and certain benefits until your employment terminates. You and the Firm may mutually agree to waive or modify the length of the Special Notice Period.

  Regardless of whether the Special Notice Period applies to you, you must comply with the 90-day advance notice period described under "Full Career Eligibility" in the event you wish to terminate employment under the Full Career Eligibility provision.

Remedies

- **Cancellation** In addition to the cancellation of the award as provided for in "Termination of Employment" and "Termination for Cause," if the Firm in its sole discretion determines that (i) you are not in compliance with any of the advance notice/cooperation requirements or employment restrictions applicable to your termination of employment, or (ii) you have not returned the applicable release of claims or other documents specified above within the specified deadline, (iii) you violated any of the provisions as set forth above in "Your Obligations;" or (iv) Cancellation is appropriate pursuant to "Additional Award Conditions" below, all outstanding Stock Appreciation Rights under your award and will be immediately cancelled.

- **Recovery**

In addition, if you received shares under this award resulting from an exercise:

- during the one year prior to the violation of any of the provisions as set forth above in "Your Obligations;" or
- following termination of employment when you were not in compliance with the employment restrictions then applicable to you during the exercise period;
- prior to the termination of your employment for "Cause" as described under "Termination for Cause," including a later determination by the Firm that your employment could have been terminated for Cause (in which case the one year will be measured from your actual termination date), or
- within one year following the applicable Exercisable Date, if the Firm determines that recovery of the shares is appropriate pursuant to "Additional Award Conditions" below;

you will be required to pay the Firm an amount equal to the gain on each such exercise less withholding taxes. Payment may be made in shares of Common Stock or in cash, and may be deducted by the Firm from any shares that are subject to restriction on disposition as described above.

You agree that this payment represents recovery of shares to which were not entitled under this Award Agreement and is not to be construed in any manner as a penalty. You also acknowledge that a violation or attempted violation of the obligations set forth herein will cause immediate and irreparable damage to the Firm, and therefore agree that the Firm shall be entitled as a matter of right to an injunction, from any court of competent jurisdiction, restraining any violation or further violation of such obligations; such right to an injunction, however, shall be cumulative and in addition to whatever other remedies the Firm may have under law or equity. In any action or proceeding by the Firm to enforce the terms and conditions of this Award Agreement where the Firm is the prevailing party, the Firm shall be entitled to recover from you its reasonable attorneys' fees and expenses incurred in such action or proceeding.

Bonus Recoupment

In consideration of the grant of this award, you agree that you are subject to the JPMorgan Chase Bonus Recoupment Policy [link to policy], as it applies both to the cash incentive compensation awarded to you for 2009 and to this award of Stock Appreciation Rights.

Additional Award Conditions

Notwithstanding any terms of this Award Agreement to the contrary, JPMorgan Chase reserves the right in its sole discretion to cancel outstanding Stock Appreciation Rights under this award and/or to recover from you the net gain realized by you on any exercise of Stock Appreciation Rights under this award within one year after the applicable Exercisable Date:

- If you engaged in conduct detrimental to the Firm, insofar as it causes material financial or reputational harm to the Firm or one of its business activities.
- If this award was based on materially inaccurate performance metrics, whether or not you were responsible for the inaccuracy;
- If this award was based on a material misrepresentation by you; or
- If you failed to properly identify, raise or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Firm or its business activities.

Administrative Provisions

Binding Agreement: The Award Agreement will be binding upon any successor in interest to JPMorgan Chase, by merger or otherwise.

Not a Contract of Employment: Nothing contained herein constitutes a contract of employment or continued employment. Employment is at-will and may be terminated by either you or JPMorgan Chase for any reason at any time. This award does not confer any right or entitlement to, nor does the award impose any obligation on the Firm to provide, the same or any similar award in the future.

Exercise Procedures/Withholding Taxes: The exercise of Stock Appreciation Rights shall be in accordance with the Firm's procedures for exercises of such awards. The date of exercise shall be the date when the properly completed notice of exercise is received and accepted by the Firm or its designee in accordance with the Firm's procedures.

Following each exercise, the Firm will retain from each distribution the number of shares of Common Stock required to satisfy applicable tax obligations (including, to the extent legally permissible, recovery by the Firm of fringe benefit taxes). If, according to local country tax regulations, a withholding tax liability arises at a time after the date of exercise, JPMorgan Chase may implement any procedures necessary to ensure that the withholding obligation is fully satisfied, including, but not limited to, restricting transferability of the shares.

Assignment or Transfer: Except as otherwise provided in this Award Agreement, Stock Appreciation Rights shall not be assignable or transferable or subject to any lien, obligation or liability. You may make a gift of unexpired, unexercised Stock Appreciation Rights, subject to the Firm's prior consent, to an immediate family member or a trust (or similar vehicle) for the benefit of these immediate family members (or beneficiaries) as defined below. JPMorgan Chase may condition its prior consent to receipt of an agreement by you and proposed transferee containing such terms and conditions and undertakings as JPMorgan Chase deems appropriate in its sole and absolute discretion. No attempted transfer will be valid without the Firm's prior consent. "Immediate family members" include your parents, parents-in-law, children (including adopted children), grandchildren, and siblings or a trust exclusively for the benefit of one or more of these immediate family members. Your spouse is an Immediate Family Member but only if Stock Appreciation Rights are transferred to a trust (or similar vehicle) for the benefit of such spouse, which trust includes one or more other Immediate Family Members as beneficiaries.

Right to Set Off: The Firm may, to the maximum extent permitted by applicable law, retain for itself funds or securities otherwise payable to you pursuant to this award to satisfy any obligation or debt that you owe to the Firm. Other than in the case of forfeiture, cancellation or recovery of an award, the Firm may not retain such funds or securities until such time as they would otherwise be distributable to you in accordance with the Award Agreement.

Cancellation/Substitution: JPMorgan Chase may, in its sole discretion and for any reason, cancel outstanding unexercised Stock Appreciation Rights and substitute an equal number of non-qualified stock options to purchase the same number of shares of common stock of JPMorgan Chase represented by the cancelled Stock Appreciation Rights. Such substituted options shall have the same exercise price, Expiration Date and other terms and conditions that were applicable to the Stock Appreciation Rights; provided that the method of exercise and the payment of exercise price, as well as the method of payment of withholding taxes, may be changed by JPMorgan Chase.

Change in Outstanding Shares: In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, recapitalization, issuance of a new class of common stock, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders of Common Stock other than regular cash dividends, the Committee will make an equitable substitution or proportionate adjustment, in the number or kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan and to any Stock Appreciation Rights (including but not to limited to their Exercise Price) outstanding under this award for such corporate events.

Interpretation/Administration: The Director Human Resources or the CEO (as specified above) has sole and complete authority to interpret and administer this Award Agreement, including, without limitation, the power to (i) interpret the Plan and the terms of this Award Agreement; (ii) determine the reason for termination of employment and application of the post-employment obligations; (iii) determine application of the post-employment obligations and cancellation and recovery provisions, and (iv) decide all claims arising with respect to this Award; and (iv) delegate such authority as he deems appropriate. Any determination by the Director Human Resources shall be binding on all parties.

Notwithstanding anything herein to the contrary, the Firm's determinations under the Plan and the Award Agreements are not required to be uniform. By way of clarification, the Firm shall be

entitled to make non-uniform and selective determinations and modifications under Award Agreements and the Plan.

This Award is intended to be exempt from the provisions of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A") and shall be interpreted accordingly. Notwithstanding anything else herein or in the Plan, no action described herein or in the Plan shall be permitted if the Firm determines such action would result in the imposition of additional tax under Section 409A."

Amendment: The Firm by action of its Director Human Resources (or by action of its CEO as specified above) reserves the right to amend this Award Agreement in any manner, at any time and for any reason. This Award Agreement may not be amended except in writing signed by the Director Human Resources JPMorgan Chase.

Severability: If any portion of the Award Agreement is found to be unenforceable, any court of competent jurisdiction may reform the restrictions (e.g. as to length of service, geographical area or scope) to the extent required to make the provision enforceable under applicable law.

Governing Law: By accepting this award, you are agreeing (i) to the extent not preempted by federal law, the laws of the state of New York (without reference to conflict of law principles) will apply to the award and the Plan;(ii) to waive the right to a jury trial with respect to any judicial proceeding brought in connection with this award or the Plan; (iii) subject to (iv), to accept the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York with respect to any judicial proceeding brought in connection with this award or the Plan; and (iv) that to the extent not otherwise subject to arbitration under an arbitration agreement between you and the Firm, any dispute arising directly or indirectly in connection with this award or the Plan shall be submitted to arbitration in accordance with the rules of the American Arbitration Association, if so elected by the Firm in its sole discretion.

Definitions

"Cause" means a determination by the Firm that your employment terminated as a result of your (i) violation of any law, rule or regulation (including rules of self-regulatory bodies) related to the Firm's business; (ii) indictment or conviction of a felony; (iii) commission of a fraudulent act; (iv) violation of the JPMorgan Code of Conduct or other Firm policies or misconduct related to your duties to the Firm (other than an immaterial and inadvertent violation or misconduct); (v) inadequate performance of the duties associated with your position or job function or failure to follow reasonable directives of your manager; or (vi) any act or failure to act that is or might reasonably be expected to be injurious to the interests of the Firm or its relationship with a customer, client or employee.

"Financial Services Company" means a business enterprise that employs you in any capacity (as an employee, contractor, consultant, advisor, self-employed individual, etc. whether paid or unpaid) and engages in:

- commercial or retail banking, including, but not limited to, commercial, institutional and personal trust, custody and/or lending and processing services, originating and servicing mortgages, issuing and servicing credit cards;
- insurance , including but not limited to, guaranteeing against loss, harm damage, illness, disability or death, providing and issuing annuities, acting as principal, agent or broker for purpose of the forgoing;
- financial, investment or economic advisory services, including but not limited to, investment banking services (such as advising on mergers or dispositions, underwriting, dealing in, or making a market in securities or other similar activities), brokerage services, investment management services, asset management services, and hedge funds;

7

- issuing, trading or selling instruments representing interests in pools of assets or in derivatives instruments;
- advising on, or investing in, private equity or real estate, or
- any similar activities that JPMorgan Chase determines in its sole discretion constitutes financial services.

"Not-for-Profit Organization" means an entity exempt from tax under state law and under Section 501(c) (3) of the Internal Revenue Code. Section 501(c) (3) includes entities organized and operated exclusively for religious, charitable, scientific, testing for public safety, literary or educational purposes, or to foster national or international amateur sports competition or for the prevention of cruelty to children or animals.

"Recognized Service" means the period of service as an employee set forth in the Firm's applicable service-related policies.

EX-10.24 4 e82150exv10w24.htm EX-10.24

Exhibit 10.24

JPMORGAN CHASE & CO. LONG-TERM INCENTIVE PLAN
TERMS AND CONDITIONS OF FEBRUARY 3, 2010
RESTRICTED STOCK UNIT AWARD
OPERATING COMMITTEE

Award Agreement

These terms and conditions are made part of the Award Agreement dated as of February 3, 2010 ("Grant Date") awarding restricted stock units pursuant to the terms of the JPMorgan Chase & Co. Long-Term Incentive Plan ("Plan"). To the extent the terms of the Award Agreement (all references to which will include these terms and conditions) conflict with the Plan, the Plan will govern. The Award Agreement, the Plan and Prospectus supersede any other agreement, whether written or oral, that may have been entered into by the Firm and you relating to this award.

This award was granted on the Grant Date subject to the Award Agreement. **Unless you decline by the deadline and in the manner specified in the Award Agreement, you will have agreed to be bound by these terms and conditions, effective as of the Grant Date.** If you decline the award, it will be cancelled as of the Grant Date.

Capitalized terms that are not defined in the Award Agreement will have the same meaning as set forth in the Plan.

JPMorgan Chase & Co. will be referred to throughout the Award Agreement as "JPMorgan Chase," and together with its subsidiaries as the "Firm."

Form and Purpose of Award

Each restricted stock unit represents a non-transferable right to receive one share of Common Stock following the applicable vesting date.

The purpose of this award is, in part, to motivate your future performance for services to be provided during the vesting periods and to align your interests with those of the Firm and its shareholders.

Dividend Equivalents

If dividends are paid on Common Stock while restricted stock units under this award are outstanding, you will be paid an amount equal to the dividend paid on one share of Common Stock, multiplied by the number of restricted stock units outstanding to you under this award.

Vesting Dates

This award is intended and expected to vest according to the schedule on your Award Agreement, provided that you are continuously employed by the Firm, or you meet the requirements for continued vesting described below, through the relevant vesting date. However, the number of restricted stock units awarded hereunder may be reduced (and therefore may be forfeited) or (to the extent permitted under Section 409A of the United States Internal Revenue Code) vesting dates may be deferred, in the event that the Chief Executive Officer ("CEO") of JPMorgan Chase determines, as part of JPMorgan Chase's annual performance assessment process, based on the CEO's assessment of your performance and the performance of the Firm (which may include more than one performance year), that you have not achieved satisfactory progress toward the priorities that have been established for you or that the Firm has not achieved satisfactory progress toward the Firm's priorities for which you share responsibility as a member of the Operating Committee. Such a determination is subject to ratification by the Compensation and Management Development Committee of the Board of Directors of JPMorgan Chase.

Vesting Periods

The period from the Grant Date to each vesting date will be a separate "vesting period."

Termination of Employment

Except as explicitly set forth below under "Job Elimination," "Full Career Eligibility," "Total Disability," "Government Office" and "Death," any restricted stock units outstanding under this award will be cancelled effective on the date your employment with the Firm terminates for any reason.

Job Elimination, Full Career

Subject to "Vesting Dates" and the terms and conditions of this Award Agreement

Eligibility, Government Office, Total Disability	(including without limitation "Your Obligations"), you will be eligible to continue to vest in your outstanding restricted stock units under this award following the termination of your employment if one of the following circumstances applies to you. <u>Job Elimination</u>: This award will continue to vest on the original schedule following termination of employment in the event that:

- the Director Human Resources of the Firm or nominee in his or her sole discretion determines that the Firm terminated your employment because your job was eliminated, and
- after you are notified that your job will be eliminated, you provide such services as requested by the Firm in a cooperative and professional manner; and
- you satisfy the Release/Certification Requirements set forth below.

Full Career Eligibility:
This award will continue to vest on the original schedule following termination of employment in the event that:

- you leave the Firm voluntarily, have completed at least five years of continuous service with the Firm immediately preceding your termination date, and the sum of your age and Recognized Service (as defined below) on your date of termination equals or exceeds 60, and
- you provide at least 90 days advance written notice to the Firm of your intention to voluntarily terminate your employment under this provision, during which notice period you provide such services as requested by the Firm in a cooperative and professional manner and you do not perform any services for any other employer, and
- for the remainder of the relevant vesting period, you do not (i) perform services in any capacity (including self-employment) for a Financial Services Company (as defined below) or (ii) work in your profession (whether or not for a Financial Services Company); provided that you may work for a government, education or Not-for-Profit Organization (as defined below); and
- you satisfy the Release/Certification Requirements set forth below.

After receipt of such advance written notice, the Firm may choose to have you continue to provide services during such 90-day period or shorten the length of the 90-day period at the Firm's discretion, but to a date no earlier than the date you would otherwise meet the age and service requirements.

Additional advance notice requirements may apply in certain business units (or equivalent organizational unit or department). (See "Special Notice Period" below.)

Government Office:
All or a portion of this award may continue to vest on the original schedule if you voluntarily resign to accept a Government Office or become a candidate for an elective Government Office, as described at the end of these terms and conditions under the section entitled "Government Office."

Total Disability:
In the event your employment terminates as a result of your permanent and total disability as defined in the JPMorgan Chase & Co. Long Term Disability Plan (or for non-U.S. employees the equivalent local country plan), your outstanding units will continue to vest on the original schedule during such period of disability provided that you remain unemployed for such period and you satisfy the Release /Certification requirements set forth below.

For both Full Career Eligibility and Total Disability, you must notify JPMorgan Chase in writing in advance if you plan to perform services for any party or if you will be self-employed during the vesting periods. Failure to provide such notification could impact award vesting.

Release/Certification

In order to qualify for continued vesting after termination of your employment under any of the foregoing circumstances:

- you must timely execute and deliver a release of claims in favor of the Firm, having such form and terms as the Firm shall specify,
- with respect to Full Career Eligibility, prior to the termination of your employment, you must confirm with management that you meet the eligibility criteria (including providing at least 90 days advance written notification) and advise that you are seeking to be treated as an individual eligible for Full Career Eligibility, and
- except in the case of a job elimination, it is your responsibility to take the appropriate steps to certify to the Firm prior to each vesting date on the authorized form of the Firm that you have complied with the employment restrictions applicable to you (as described above) throughout the vesting period and otherwise complied with all other terms of the Award Agreement. (See "Your Obligations.")

Death

If you die while you are eligible to vest in your outstanding units under this award, the units will immediately vest and will be distributed in shares of Common Stock (after applicable tax withholding) to your designated beneficiary on file with the Firm's Stock Administration Department, or if no beneficiary has been designated or survives you, then to your estate. Any shares will be distributed by the later of the end of the calendar year in which you die or the 15th day of the third month following your date of death.

Termination for Cause

If your employment is terminated for Cause (as defined below), or if JPMC determines after the termination of your employment that your employment could have been terminated for Cause, your outstanding restricted stock units shall be forfeited. In addition, you may be required to return to the Firm the value of certain shares delivered to you prior to or after your termination. See "Remedies" for additional information.

Your Obligations

In consideration of the grant of this award, you agree to comply with and be bound by the following:

- **Non-Solicitation of Employees and Customers:**

During your employment by the Firm and for one year following the termination of your employment, or if longer, during all remaining vesting periods if you continue to vest after your employment with the Firm terminates, you will not directly or indirectly, whether on your own behalf or on behalf of any other party, without the prior written consent of the Director Human Resources of JPMorgan Chase: (i) solicit, induce or encourage any of the Firm's then current employees to leave the Firm or to apply for employment elsewhere; (ii) hire any employee or former employee who was employed by the Firm at the date your employment terminated, unless the individual's employment terminated more than six months before the date of hire or because his or her job was eliminated; or (iii) solicit or induce or attempt to induce to leave the Firm, or divert or attempt to divert from doing business with the Firm, any then current customers, suppliers or other persons or entities that were serviced by you or whose names became known to you by virtue of your employment with the Firm, or otherwise interfere with the relationship between the Firm and such customers, suppliers or other persons or entities. This does not apply to publicly known institutional customers that you service after your employment with the Firm without the use of the Firm's confidential or proprietary information.

These restrictions do not apply to authorized actions you take in the normal course of your employment with the Firm, such as employment decisions with respect to employees you supervise or business referrals in accordance with the Firm's policies.

- **Confidential Information:**

You may not, either during your employment with the Firm or thereafter, directly or indirectly use or disclose to anyone any confidential information related to the Firm's business, except as explicitly permitted by the JPMorgan Chase Code of Conduct and applicable policies or law or legal process. "Confidential information" shall have the same meaning for the Award Agreement as it has in the JPMorgan Chase Code of Conduct.

- **Non-Disparagement:**

You may not, either during your employment with the Firm or thereafter, make or encourage others to make any public statement or release any information that is intended to, or reasonably could be foreseen to, embarrass or criticize the Firm or its employees, officers, directors or shareholders as a group. This shall not preclude you from reporting to the Firm's management or directors or to the government or a regulator conduct you believe to be in violation of the law or the Firm's Code of Conduct or responding truthfully to questions or requests for information to the government, a regulator or in a court of law in connection with a legal or regulatory investigation or proceeding.

- **Cooperation:**

You agree to cooperate fully with and provide full and accurate information to the Firm and its counsel with respect to any matter (including any audit, tax proceeding, litigation, investigation or governmental proceeding) with respect to which you may have knowledge or information, subject to reimbursement for actual, appropriate and reasonable expenses incurred by you.

• **Compliance with Award Agreement:**	You agree that you will provide the Firm with any information reasonably requested to determine compliance with the Award Agreement, and you authorize the Firm to disclose the terms of the Award Agreement to any third party who might be affected thereby, including your prospective employer.
• **Special Notice Period:**	If you are at or above the level of managing director, executive director or vice president (or comparable title) of a business unit or equivalent organizational unit or department ("business

unit") that requires as a condition of your continued employment that you provide advance written notice ("Special Notice Period") of your intention to terminate your employment, then as consideration for this Award, you shall provide the Firm advance written notice of your election to terminate your employment as specified by such business unit. In business units that require this Special Notice Period, the current notice period is 90 days for managing directors (or comparable title) and above, 60 days for executive directors (or comparable title) and 30 days for vice presidents (or comparable title). Please note that in some cases, individuals may have specific agreements providing for longer notice periods than those stated above. In those cases, the longer notice period shall apply.

After receipt of such notice, the Firm may choose to have you continue to provide services during the applicable Special Notice Period or may place you on a paid leave for all or part of the applicable Special Notice Period. During the Special Notice Period, you shall continue to devote your full time and loyalty to the Firm by providing services in a cooperative and professional manner and not perform any services for any other employer and shall receive your base salary and certain benefits until your employment terminates. You and the Firm may mutually agree to waive or modify the length of the Special Notice Period.

Remedies

Regardless of whether the Special Notice Period applies to you, you must comply with the 90-day advance notice period described under "Full Career Eligibility" in the event you wish to terminate employment under the Full Career Eligibility provision.

• Cancellation

In addition to the provisions described under "Termination of Employment" and "Termination for Cause", your outstanding restricted stock units under this award will be cancelled if:

- the Firm in its sole discretion determines that you are not in compliance with any of the advance notice/cooperation requirements or employment restrictions applicable to your termination of employment, or
- you fail to return the required forms specified under "Release/Certification" within the specified deadline, including the certification required immediately prior to a vesting date under Full Career Eligibility and Total Disability,
- you violate any of the provisions as set forth above in "Your Obligations;"
- the Firm determines that cancellation is appropriate pursuant to "Additional Award Conditions" below.

• Recovery

In addition, you will be required to pay the Firm an amount equal to the Fair Market Value (determined as of the vesting date) of the net number of shares of Common Stock distributed to you under this award as follows:

- shares distributed within the one year period prior to your violation of any of the provisions as set forth above in "Your Obligations;"
- shares distributed at any time following termination of employment when you were not in compliance with the employment restrictions then applicable to you during the vesting period, and
- shares distributed within the one year period immediately preceding and any time after your termination of employment if your employment was terminated or the Firm determines that your employment could have been terminated for Cause (as described under "Termination for Cause"); and
- for a period up to one year after shares are distributed under this award, the Firm may recover such shares to the extent that the Firm determines appropriate pursuant to "Additional Award Conditions" below.

Payment may be made in shares of Common Stock or in cash. You agree that this repayment will be a recovery of shares to which you were not entitled under this agreement and is not to be construed in any manner as a penalty. You also acknowledge that a violation or attempted violation of the obligations set forth herein will cause immediate and irreparable damage to the Firm, and therefore agree that the Firm shall be entitled as a matter of right to an injunction, from any court of competent jurisdiction, restraining any violation or further violation of such obligations; such right to an injunction, however, shall be cumulative and in addition to whatever other remedies the Firm may have under law or equity. In any action or proceeding by the Firm to enforce the terms and conditions of this Award Agreement where the Firm is the prevailing party, the Firm shall be entitled to recover from you its reasonable attorneys' fees and expenses incurred in such action or proceeding.

Bonus Recoupment Policy

In consideration of the grant of this award, you agree that you are subject to the JPMorgan Chase Bonus Recoupment Policy [link to policy] as it applies both to the cash incentive compensation awarded to you for 2009 and to this award.

Additional Award Conditions

Notwithstanding any terms of this Award Agreement to the contrary, JPMorgan Chase reserves the right in its sole discretion to cancel your outstanding restricted stock units under this award and/or to recover from you an amount equal to the Fair Market Value (determined as of the vesting date) of the net number of shares distributed to you under this award within the preceding one year:

- If you engaged in conduct detrimental to the Firm insofar as it causes material financial or reputational harm to the Firm or its business activities;
- If this award was based on materially inaccurate performance metrics, whether or not you were responsible for the inaccuracy;
- If this award was based on a material misrepresentation by you; or
- If you failed to properly identify, raise or assess, in a timely manner and as reasonably expected, risks and/or concerns with respect to risks material to the Firm or its business activities.

Administrative Provisions

Withholding Taxes: The Firm will retain from each distribution the number of shares of Common Stock required to satisfy applicable tax obligations (including, to the extent legally permissible, recovery by the Firm of fringe benefit taxes). For United States tax purposes, dividend equivalents are treated as wages and subject to tax withholding when paid. If, according to local country tax regulations, a withholding tax liability arises at a time after the date of distribution of shares or dividend equivalents, JPMorgan Chase may implement any procedures necessary to ensure that the withholding obligation is fully satisfied, including but not limited to, restricting transferability of the shares.

Right to Set Off: The Firm may, to the maximum extent permitted by applicable law, retain for itself funds or securities otherwise payable to you pursuant to this award to satisfy any obligation or debt that you owe to the Firm. The Firm may not retain such funds or securities until such time as they would otherwise be distributable to you in accordance with the Award Agreement.

No Ownership Rights: Restricted stock units do not convey the rights of ownership of Common Stock and do not carry voting rights. No shares of Common Stock will be issued to you until after the restricted stock units have vested and all applicable restrictions have lapsed. Shares will be issued in accordance with JPMorgan Chase's procedures for issuing stock. JPMorgan Chase's obligation hereunder is unfunded.

Binding Agreement: The Award Agreement will be binding upon any successor in interest to JPMorgan Chase, by merger or otherwise.

Not a Contract of Employment: Nothing contained in the Award Agreement constitutes a contract of employment or continued employment. Employment is at-will and may be terminated by either you or JPMorgan Chase for any reason at any time. This award does not confer any right or entitlement to, nor does the award impose any obligation on the Firm to provide, the same or any similar award in the future.

Section 409A Compliance: Notwithstanding anything herein to the contrary, if you (i) are subject to taxation under the Code, (ii) are a specified employee as defined in the JPMorgan Chase 2005 Deferred Compensation Plan and (iii) have incurred a separation from service and if any units/ shares under this award represent deferred compensation as defined in Section 409A and such shares are distributable to you as a result your separation from service, then those shares will be delivered to you on first business day of the first calendar month after the expiration of six full months from date of your separation from service. Further, if prior to any vesting date, your award is not subject to a substantial risk of forfeiture as defined by Section 409A of the Code, then the remainder of each calendar year immediately following (i) each vesting date shall be a payment date for purposes of distributing the vested portion of the award and (ii) each date that JPMorgan Chase specifies for payment of dividends declared on its common stock shall be the payment date(s) for purposes of dividend equivalent payments. To the extent that Section 409A of the Code is applicable to an award, distributions of shares and cash thereunder are intended to comply with Section 409A of the Code, and the Agreement Award shall be interpreted in a manner consistent with such intent. The Firm's right to cancel and/or recover this award under the JPMorgan Chase Bonus Recoupment Policy and "Additional Award Conditions" relate to the organizational goals of the Firm.

Change in Outstanding Shares: In the event of any change in the outstanding shares of Common Stock by reason of any stock dividend or split, recapitalization, issuance of a new class of common stock, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to stockholders of Common Stock other than regular cash dividends, the Compensation & Management Development Committee of the Board will make an equitable substitution or proportionate adjustment, in the number or kind of shares of Common Stock or other securities issued or reserved for issuance pursuant to the Plan and to any Restricted Stock Units outstanding under this award for such corporate events.

Interpretation/Administration: Subject to the discretion of the CEO set forth above, the Director Human Resources has sole and complete authority to interpret and administer this Award Agreement, including, without limitation, the power to (i) interpret the Plan and the terms of this Award Agreement; (ii) determine the reason for termination of employment; (iii) determine application of the post-employment obligations and cancellation and recovery provisions; (iv) decide all claims arising with respect to this Award; and (v) delegate such authority as he deems appropriate. Any determination by the Director Human Resources shall be binding on all parties.

Notwithstanding anything herein to the contrary, the Firm's determinations under the Plan and the Award Agreements are not required to be uniform. By way of clarification, the Firm shall be entitled to make non-uniform and selective determinations and modifications under Award Agreements and the Plan.

Amendment: The Firm by action of its Director Human Resources or its CEO reserves the right to amend the Award Agreement in any manner, at any time and for any reason This Award Agreement may not be amended except in writing signed by the Director Human Resources of JPMorgan Chase.

Severability: If any portion of the Award Agreement is determined by the Firm to be unenforceable in any jurisdiction, any court of competent jurisdiction or the Director Human Resources may reform the relevant provisions (e.g., as to length of service, time, geographical area or scope) to the extent the Firm considers necessary to make the provision enforceable under applicable law.

Governing Law: By accepting this award, you are agreeing (i) to the extent not preempted by federal law, the laws of the state of New York (without reference to conflict of law principles) will apply to this award and the Plan; (ii) to waive the right to a jury trial with respect to any judicial proceeding brought in connection with this award or the Plan; (iii) subject to (iv), to accept the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York with respect to any judicial proceeding brought in connection with this award or the Plan; and (iv) that to the extent not otherwise subject to arbitration pursuant to an arbitration agreement between you and the Firm, any dispute arising directly or indirectly in connection with this award or the Plan shall be submitted to arbitration in accordance with the rules of the American Arbitration Association, if so elected by the Firm in its sole discretion.

Definitions

"Cause" means a determination by the Firm that your employment terminated as a result of your (i) violation of any law, rule or regulation (including rules of self-regulatory bodies) related to the Firm's business; (ii) indictment or conviction of a felony; (iii) commission of a fraudulent act; (iv) violation of the JPMorgan Code of Conduct or other Firm policies or misconduct related to your duties to the Firm (other than immaterial and inadvertent violations or misconduct); (v) inadequate performance of the duties associated with your position or job function or failure to follow reasonable directives of your manager; or (vi) any act or failure to act that is injurious to the interests of the Firm or its relationship with a customer, client or employee.

"Financial Services Company" means a business enterprise that employs you in any capacity (as an employee, contractor, consultant, advisor, self-employed individual, etc. whether paid or unpaid) and engages in:

- commercial or retail banking, including, but not limited to, commercial, institutional and personal trust, custody and/or lending and processing services, originating and servicing mortgages, issuing and servicing credit cards;

- insurance , including but not limited to, guaranteeing against loss, harm damage, illness, disability or death, providing and issuing annuities, acting as principal, agent or broker for purpose of the forgoing;
- financial, investment or economic advisory services, including but not limited to, investment banking services (such as advising on mergers or dispositions, underwriting, dealing in, or making a market in securities or other similar activities), brokerage services, investment management services, asset management services, and hedge funds;
- issuing, trading or selling instruments representing interests in pools of assets or in derivatives instruments; advising on, or investing in, private equity or real estate, or
- any similar activities that JPMorgan Chase determines in its sole discretion constitute financial services.

"Government Office" means (i) a full-time position in an elected or appointed office in local, state, or federal government (including equivalent positions outside the U.S. or in a supranational organization), not reasonably anticipated to be a full-career position; or (ii) conducting a bona fide full-time campaign for such an elective public office after formally filing for candidacy, where it is customary and reasonably necessary to campaign full-time for the office.

"Not-for-Profit Organization" means an entity exempt from tax under state law and under Section 501(c)(3) of the Internal Revenue Code. Section 501(c)(3) includes entities organized and operated exclusively for religious, charitable, scientific, testing for public safety, literary or educational purposes, or to foster national or international amateur sports competition or for the prevention of cruelty to children or animals.

"Recognized Service" means the period of service as an employee set forth in the Firm's applicable service-related policies.

Government Office

You may be eligible to continue vesting in all or part of your award if you voluntarily resign to accept a Government Office (as defined below) or to become a candidate for an elective Government Office.

Eligibility

Eligibility for continued vesting is conditioned on your providing the Firm:

- At least 60 days advance written notice and such evidence as the Firm may request of your intention to resign to accept or pursue a Government Office, during which period you must perform in a cooperative and professional manner services requested by the Firm and not provide services for any other employer. The Firm may elect to shorten this notice period at the Firm's discretion.
- Confirmation, in a form satisfactory to the Firm, that vesting in this award pursuant to this provision would not violate any applicable law, regulation or rule.
- Documentation in a form satisfactory to the Firm that your resignation is for the purpose of accepting or becoming a candidate for a Government Office.

Continued vesting

Subject to the conditions below, the percentage of your outstanding awards with respect to each vesting date that will continue to vest in accordance with this award's original schedule will be based on your years of continuous service completed with the Firm immediately preceding your termination date, as follows:

- 50% if you have at least 3 but less than 4 years of continuous service;
- 75% if you have at least 4 but less than 5 years of continuous service;
- 100% if you have 5 or more years of continuous service.

Restricted stock units that are not subject to continued vesting will be cancelled on the date your employment terminates.

Conditions for continuing vesting

- You must remain in a non-elective Government Office for two or more years after your employment with the Firm terminates.
- In the case of resignation from the Firm to campaign for an elective Government Office, your name must be on the primary or final public ballot for the election. (If you are not elected, see below for employment restrictions.)

If you do not satisfy the above conditions for continued vesting, this award will be immediately cancelled, and you will be required to repay the Fair Market Value determined as of the date the shares were distributed, of any shares that would have been outstanding but for the accelerated distribution of shares (as described below).

If service in Government Office ends during vesting period

You must notify JPMorgan Chase in writing in advance if you plan to accept employment or if you will be self-employed following service in the Government Office during the vesting period

If your service in a Government Office ends two years or more after your employment with the Firm terminates, or in the case of resignation from the Firm to campaign for a Government Office, your name is on the primary or final public ballot for the election and you are not elected, any awards then outstanding and any awards that would have then been outstanding but for an accelerated distribution of shares (as set forth below) will be subject for the remainder of the applicable vesting period to the same terms and conditions of this Award Agreement as if you had resigned from the Firm having met the requirements for Full Career Eligibility.

Accelerated distribution for ethics or conflict reasons

If applicable United States federal, state, local, foreign or supranational ethics or conflict of interest laws or regulations require you to divest your interest in JPMorgan Chase restricted stock units, the Firm will, upon receipt of satisfactory evidence of such requirements, accelerate the distribution effective as of the date your employment terminates, of the percentage of your outstanding award determined above; provided that no accelerated distribution shall occur if JPMC determines that such acceleration will violate Section 409A of the Code. Notwithstanding such accelerated distribution, you will remain subject to the applicable terms of this Award Agreement as if your award had remained outstanding for the duration of the original vesting period, including the employment restrictions, and you will be required to repay the Fair Market Value, determined as of the date the shares were distributed, of any shares that would not otherwise have vested during that period.

Applicable to other Awards

Outstanding awards of restricted stock units have been amended to include this provision on Government Office.

Government Office means (i) a full-time position in an elected or appointed office in local, state, or federal government. (including equivalent positions outside the U.S. or in a supranational organization), not reasonably anticipated to be a full-career position; or (ii) conducting a bona fide full-time campaign for such an elective public office after formally filing for candidacy, where it is customary and reasonably necessary to campaign full-time for the office.

EXHIBIT D

Toton, Rebekah

From: Caracciolo, Irma R. <caracciolo_irma@jpmorgan.com>
Sent: Thursday, December 15, 2011 5:39 PM
To: mgarlan@comptroller.nyc.gov
Cc: Horan, Anthony
Subject: JPMC - Shareholder Proposal - Comptroller of the City of New York
Attachments: SEC Rule 14a-8 - Shareholder Proposals.pdf; [Untitled].pdf

Dear Mr. Garland:
Attached is a copy of our letter with additional information regarding the shareholder proposal submitted by the Comptroller of the City of New York on behalf of several NYC pension funds for consideration at JPMC's 2012 Annual Meeting of Shareholders.
Sincerely
Irma Caracciolo

Irma R. Caracciolo | JPMorgan Chase |Vice President and Assistant Corporate Secretary |270 Park Avenue, Mail Code: NY1-K721, New York, NY 10017
| W: 212-270-2451 | F: 212-270-4240 | F: 646-534-2396| caracciolo_irma@jpmorgan.com

JPMORGAN CHASE & CO.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 15, 2011

VIA EMAIL AND OVERNIGHT DELIVERY

Mr. Michael Garland
Executive Director for Corporate Governance
City of New York
Office of the Comptroller
1 Centre Street, Room 629
New York, NY 10007-2341

Dear Mr. Garland:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 2, 2011, from the Comptroller of the City of New York (the "Comptroller"), an untitled shareholder proposal for consideration at JPMC's 2012 Annual Meeting of Shareholders.

Rule 14a-8 under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be satisfied for a shareholder to submit a proposal for inclusion in a company's proxy materials. On December 6, 2011, JPMC sent the Comptroller a notice concerning certain deficiencies related to its proof of ownership pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934. We received your response to that notice on December 7, 2011. In addition to the deficiency described in our prior notice, JPMC has determined that the untitled proposal contains an additional procedural deficiency and, in accordance with Rule 14a-8(f), I am notifying the Comptroller of a deficiency relating to the untitled proposal.

Rule 14a-8(c) precludes any one shareholder from submitting more than one proposal to a company for a particular shareholders' meeting. In this regard, the Comptroller's submission appears to include two distinct proposals relating to (i) the specific terms of JPMC's compensation clawback policy; and (ii) public disclosure by JPMC of decisions made concerning the implementation of its compensation clawback policy. As such, the Comptroller's submission is required by Rule 14a-8 to be reduced to a single proposal to be considered for inclusion in JPMC's proxy materials. For your reference, please find enclosed a copy of Rule 14a-8.

In accordance with Rule 14a-8(f)(1), and for the Comptroller's proposal to be eligible for inclusion in JPMC's proxy materials for the 2012 Annual Meeting of Shareholders, the Comptroller's response to the request in this letter must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York, NY, 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com
JPMorgan Chase & Co.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,

Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934

Electronic Code of Federal Regulations
e-CFR™

e-CFR Data is current as of October 31, 2011

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will

still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed

by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own

proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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EXHIBIT E

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET ROOM 1120
NEW YORK, N.Y. 10007-2341

JOHN C. LIU
COMPTROLLER

Richard S. Simon
Deputy General Counsel

TELEPHONE: (212) 669-4568
FAX NUMBER: (212) 815-8663

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

BY EMAIL AND EXPRESS MAIL

December 29, 2011

Anthony J. Horan
Corporate Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: JP Morgan Chase & Co. (the "Company")
Shareholder Proposal submitted by the New York City Pension Funds (the "NYC Funds")

Dear Mr. Horan:

I am writing in reply to your letter of December 15, 2011 to Michael Garland of the NYC Office of the Comptroller, concerning the shareholder proposal (the "Proposal") that this office sent to the Company by letter dated November 29, 2011, on behalf of the NYC Funds. Your letter asserts incorrectly that the Proposal does not comply with the "one proposal" limitation embodied in SEC Rule 14a-8(c), purportedly because its request for reporting on executive compensation clawback decisions is a proposal separate from the Proposal's request for substantive modifications to the terms of the Company's existing clawback policy.

It is well-settled that a request for future reporting by a company about the other, substantive elements of a shareholder proposal is not a separate proposal under Rule 14a-8(c). Most recently, in *Yahoo! Inc.* (April 5, 2011), the SEC Staff denied no-action relief under Rule 14a-8(c) as to a proposal that, in addition to seeking to limit that company from providing certain information technology, services or data to China and other "repressive regimes," also asked the company to "review, report to shareholders and improve all policies and actions" affecting human rights in countries with which the company did business. Here, too, the (far narrower) reporting that the Proposal requests is not a separate proposal. Accordingly, there can be no basis for omitting the NYC Funds' proposal under Rule 14a-8(c).

Please confirm that in light of the foregoing, the Company withdraws its objection under SEC Rule 14a-8(c) to the NYC Funds' November 29, 2011 shareholder proposal.

Sincerely,

Richard S. Simon

Cc: Michael Garland